Form 6-K

5/1/02

SECURITIES AND EXCHANGE COMMISSION

02036560

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Commission File Number: 1-10358

TRIZEC HAHN CORPORATION
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: May 16, 2002

By: ______________________
Name: Robin A. Campbell
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT 1


TZH
TRZ
TRIZEC PROPERTIES, INC.
TZC
TRIZEC CANADA INC.

TRIZECHAHN CORPORATION 2001 ANNUAL REPORT

Table of Contents

Corporate Profile

TrizecHahn Corporation is one of the largest public real estate companies in North America. TrizecHahn has ownership interests in and manages a high-quality portfolio of 76 U.S. office properties totaling 49 million square feet concentrated in the central business districts of seven major cities, including Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C. Premier properties include the Sears Tower in Chicago, Ernst & Young Plaza in Los Angeles, Allen Center in Houston, and One New York Plaza and The Grace Building in New York. The Company also owns and operates a portfolio of retail/entertainment assets. During 2001, TrizecHahn made significant progress in its goal of focusing on its U.S. office portfolio and obtaining public REIT status in 2002.

Highlights 2001

COMPANY ACHIEVEMENTS

= Announced in September the expected timetable and other details of a plan to form a publicly traded real estate investment trust in the United States.

= Responded to customers' security concerns at the Sears Tower by executing an effective communication plan and greatly enhancing security following the September 11 terrorist attacks in New York and Washington.

OPERATING ACHIEVEMENTS

= Leased 8 million square feet in its U.S. office properties.

= Completed a refinancing of debt on 28 properties in its U.S. office property portfolio. At the time, the $1.44 billion financing was the industry's largest single-borrower CMBS transaction to date.

= Reorganized into one management team responsible for generating more value for shareholders.

= Centralized back office functions and consolidated seven regional functions in Chicago.

= Acquired three properties in Chicago and Washington, D.C., including Two Ballston Plaza in Arlington, Va., 1225 Connecticut Avenue in Washington, D.C., and 550 West Washington in Chicago.

= Opened One Alliance Center in Buckhead, Ga. in October.

= Opened two retail/entertainment properties in California, Paseo Colorado in Pasadena in September and Hollywood & Highland® in Los Angeles in November.

= Launched Six Sigma quality program to redesign core business processes and deliver better quality for customers.

DIVESTITURE PROGRAM

= Sold four non-core U.S. assets for total proceeds of $201 million.

= Sold five European assets for total proceeds of $169 million.

= Sold four Canadian assets for total proceeds of $170 million.

Financial Highlights

All dollar amounts shown in this report are in U.S. dollars unless otherwise noted.

(U.S.$ millions, except per share amounts)	1998*	1999*	2000*	2001
Rental Revenue	$ 978	$ 1,213	$ 1,195	$ **1,099**
Rental Income	557	677	674	**615**
Funds from Real Estate Operations	284	355	344	**333**
Per share, diluted	1.80	2.25	2.22	**2.22**
Net Income (loss)	545	52	191	**(418)**
Per share, diluted	3.46	0.33	1.23	**(2.81)**
Total Assets	$ 7,617	$ 8,373	$ 7,332	$ **7,254**
Shareholders' Equity	2,088	2,186	2,054	**1,618**

(Calculation of diluted per share amounts based on treasury stock method)

* In order to enhance comparability of its core business with its United States office real estate investment trust peer group, the Corporation has adopted the straight-line method of revenue recognition and building depreciation, on a retroactive basis.


Funds from Real Estate Operations per share
diluted (U.S.$)
$1.80 $2.25 $2.22 $2.22
98 99 00 01


Funds from Real Estate Operations
(U.S.$ millions)
$284 $355 $344 $333
98 99 00 01


Rental Revenue
(U.S.$ millions)
$978 $1,213 $1,195 $1,099
98 99 00 01



Letter from the Chairman

PETER MUNK, CHAIRMAN

THIS ANNUAL REPORT CLOSES THE BOOK ON TRIZECHAHN CORPORATION AS A PUBLIC COMPANY. SINCE IT WAS FOUNDED IN 1987 AS A MODEST CANADIAN COMPANY NAMED HORSHAM CORPORATION, TRIZECHAHN HAS BECOME ONE OF THE LARGEST OWNERS OF COMMERCIAL REAL ESTATE IN THE UNITED STATES WITH ASSETS OF OVER U.S.$7 BILLION AND A PORTFOLIO THAT INCLUDES SOME OF THE WORLD'S HIGHEST QUALITY BUILDINGS.

In the past few years, however, as our Canadian-based company became a major U.S. landlord, our original corporate structure proved unsuitable. Tax-inefficient and legally cumbersome, our structure made it increasingly difficult for investors to realize the value of our underlying assets. And so we decided it was time for major change.

As I write this letter in mid April 2001, TrizecHahn is only days away from being replaced by two new public companies: one, Trizec Properties, Inc., a U.S.-based tax-efficient real estate investment trust (REIT) listed on the New York Stock Exchange; the other, Trizec Canada Inc., a separate Canadian company listed on the Toronto Stock Exchange. Trizec Properties, the U.S. REIT, will own all our U.S. assets, including 76 office buildings and three retail/entertainment properties. Trizec Canada, meanwhile, will have as its key asset a 40 percent stake in the U.S. REIT.

What does this restructuring mean to our shareholders? Plenty. For one thing, it will save the companies—and, by extension, our shareholders—very significant taxes. Furthermore, our newly simplified structure as a REIT will make it easier for investors and analysts to properly measure our achievements. That in turn makes it far more likely that our share price, long undervalued when compared to our peers and in relation to the value of our assets, will accurately reflect the excellent operating performance of our Company.

As a major shareholder in TrizecHahn, I am enthusiastic about what lies ahead. This reorganization does not mark the end of a company, but rather the beginning of a new era in which, I expect, the real value of our assets will be unlocked.

Our top-notch real estate executives, who created our high-quality U.S. office portfolio, will continue to focus on what they've always done best: build and operate a great real estate company; bring together and manage a cohesive, entrepreneurial workforce; and deliver outstanding financial results. Now, unencumbered by a convoluted corporate structure, we're confident they will finally be able to see the fruits of their labor reflected in the performance of our shares.

To help with this task, and to oversee this major corporate realignment, we brought on board Christopher Mackenzie last year as our new Chief Executive. Going forward, Christopher's mandate is clear: to work with our long-standing team of executives to make Trizec Properties a top-performing U.S. REIT. Christopher is well-suited for the job. His previous accomplishments as one of GE Capital's senior executives have given him the kind of operating experience we need to accomplish our goals. He has been relentless in his drive to make the Company more efficient. He has introduced new levels of financial and operational discipline across the Company. As well, he has initiated frequent, regular and open communications with our investors, making sure that they understand and feel confident about our reorganization and our plans for the future.

The old and the new: it's a winning combination. A new structure as a REIT combined with a large portfolio of some of the finest commercial real estate in the United States. A new CEO combined with a top team of experienced U.S. real estate professionals.

I hope you are as confident as I am that we are poised to deliver to our shareholders the full value of the assets we've created over the years at TrizecHahn. I am committed to seeing this happen.

Thank you for your patience and loyalty.

PETER MUNK
CHAIRMAN
APRIL 15, 2002



Letter to Shareholders

CHRISTOPHER MACKENZIE, PRESIDENT,
CHIEF EXECUTIVE OFFICER AND DEPUTY CHAIRMAN

WHEN I BECAME CHIEF EXECUTIVE OF TRIZECHAHN IN JANUARY 2001, THE IMMEDIATE STRUCTURAL CHALLENGE FOR THE COMPANY WAS CLEAR: TO CREATE A NEW U.S. PUBLICLY TRADED REIT IN ORDER TO UNLOCK THE SHAREHOLDER VALUE INHERENT IN TRIZECHAHN'S ASSETS. IT WAS A GOAL THAT HAD BEEN SET BY THE COMPANY FOUNDER, PETER MUNK, AND THE BOARD OF DIRECTORS, AND IT CLEARLY WAS THE RIGHT PATH FOR THE COMPANY TO TAKE.

This reorganization was complex and challenging in itself. Little did we know what 2001 would bring. Early in the year the economy was already weak. The events of September 11 worsened the situation and by the fourth quarter it was clear that the United States was—and had been for some time—in a recession. However, with all the pressures, we stayed focused on what we had to do.

Just as he created a multibillion-dollar asset base from a small investment little more than a decade ago, Peter Munk's vision guided TrizecHahn through our restructuring plan. He had recognized the Company's lack of performance and had listened to shareholders' views. As a result, a Canadian public company has, for the first time, created a U.S. publicly traded REIT for the benefit of all its shareholders.

We announced the specifics of our plan on September 24, 2001. It will result in a tax-effective and standard U.S. REIT structure that will unlock substantial value for all TrizecHahn shareholders.

During the fourth quarter of 2001 and early 2002, we set about to execute the plan. As a result, U.S. shareholders, who elect to do so, will exchange their TrizecHahn Corporation shares for U.S. publicly traded REIT shares on a one-for-one basis.

The new REIT, Trizec Properties, Inc., will be one of the largest publicly traded real estate companies in the United States. It will be listed on the New York Stock Exchange as TRZ and have ownership interests in and management of a high-quality portfolio of 76 U.S. office properties totaling approximately 49 million square feet, as well as three retail/entertainment properties. As President and Chief Executive Officer of Trizec Properties, the new REIT, I am excited about the new Company's prospects.

The new Canadian public company, Trizec Canada Inc., will be headed by Peter Munk and will trade on the Toronto Stock Exchange as TZC. Generally, most non-U.S. shareholders will exchange their TrizecHahn Corporation shares for Trizec Canada shares on a one-for-one basis. Trizec Canada will hold a 40 percent stake in the REIT and will enable non-U.S. shareholders to participate in REIT shares in a tax-efficient manner. The reorganization permits the creation of Trizec Properties as a publicly traded U.S. REIT, with all the advantages that it implies, without incurring significant tax.

Trizec Properties' headquarters will be in New York City. TrizecHahn's former headquarters in Toronto will be downsized, resulting in considerable savings in general and administrative expenses.

Becoming a strong and successful REIT also requires a significant change to the TrizecHahn operating structure. We will be more efficient, we will focus on our most valuable assets, predominantly Class A central business district U.S. office properties, and we will be a U.S.-based company.

As a first step in becoming more efficient, we reorganized as one Company with one management team. This management team is responsible for introducing new ways that the Company as a whole can generate more value for shareholders.

As a first step in becoming efficient, we reorganized as one Company with one management team. This management team is responsible for introducing new ways that the company as a whole can generate more value for shareholders. Today, each functional team—leasing and operations, capital investments and corporate development, finance and accounting, human resources, legal, investor relations, and public relations and corporate communications—has a voice on the management team. Each function has clear targets, which emanate from the management team to the individuals in every region.

As a second step, we centralized our back office functions and consolidated seven regional functions into one in Chicago. We are confident that this successful centralization program will pay off with increased efficiency, better quality and consistency of service to our customers, and a reduction in costs allowing us to leverage resources and grow our business. As a result, we expect to realize annual savings of $6 million in 2002.

In our effort to fully focus on our mission, we have accelerated the disposition of our European, Canadian and non-core U.S. properties. In the United States, we completed sales of four non-core assets, including First Stamford Place in Stamford, Conn.; Camp Creek in Atlanta; and the Fisher and Albert Kahn Buildings in Detroit for proceeds totaling $201 million.

In Europe, we have sold the majority of our properties for total proceeds of $169 million. We are on track to complete the disposition of our remaining European assets in 2002. With respect to TriGránit, the sale process for the three completed developments is advanced, although Trizec Canada will maintain a 50 percent interest in the TriGránit development company going forward. As a result of these dispositions, we have been able to virtually eliminate our European overhead expenses of nearly $30 million a year.

In Canada, we sold four assets for total proceeds of $170 million and anticipate selling our two remaining assets in the near future.

As a result of our office focus, we recorded write-downs of $549 million in 2001, principally for estimated value reductions related to our non-core assets held for sale. This includes write-downs on the Hollywood & Highland and Desert Passage projects totaling $235 million, $63 million related to three U.S. technology center development properties and $26 million related to European properties. Also included are $23 million for securities investments, including Captivate Network, Inc., and $178 million related to our investment in Global Switch.

As part of our focus on our core U.S. office business, we also acquired three properties in 2001 in two of our core markets, the Washington, D.C. metropolitan area and Chicago. In Arlington, Va., we acquired Two Ballston Plaza, a 222,000 square foot property, for $44 million and in downtown Washington, we acquired 1225 Connecticut Avenue, a 224,000 square foot office property, for $59 million. In Chicago, we acquired 550 West Washington, a 372,000 square foot office property, for $77 million.

While 2001 was challenging, we still achieved significant financial and operational results. We leased an impressive 8 million square feet of office space with an average rental uplift of approximately $1.00 per square foot. We achieved funds from operations per share, on a diluted basis, of $2.22 against our target of $2.18 and increased year-end occupancy to 94.3 percent from 94.2 percent the previous year.

We completed one office property in Atlanta and two retail and entertainment properties in California. In October 2001, we opened One Alliance Center in Buckhead, Ga., a strong sub-market in Atlanta, on time and on budget. This $100 million, 560,000 square foot building was 75 percent leased at year-end.

Paseo Colorado in Pasadena, Ca. opened on September 28, 2001. A 565,000 square foot mixed-use property spanning three blocks along Colorado Boulevard, Paseo Colorado features an open-air environment with quality retail and dining, a multi-screen cinema and residential units. At the end of 2001, Paseo Colorado was 93 percent leased.

Hollywood & Highland opened on November 9, 2001. The new home of the Academy Awards® ceremonies in Los Angeles, this development includes 425,000 square feet of retail space; the 180,000 square foot Kodak® Theater; a 40,000 square foot ballroom managed by Wolfgang Puck, one of the most celebrated chef-restaurateurs in the United States; and a 640-room Renaissance Hotel. At the end of 2001, the retail space was 88 percent leased.

In line with our determination to make TrizecHahn the best-managed company in the industry, we launched our Six Sigma initiative during 2001. Six Sigma is a quality program aimed at redesigning our core business processes to deliver better quality for our customers. It has proven effective in many other industries and our organization has fully embraced it. Our main objectives with this program are to increase our gross margin, create revenues from new service initiatives, reduce the downtime between tenancies and improve internal productivity. We have more than 100 colleagues, including every member of senior management, working on this important program.

Beyond our restructuring and reorganization in 2001, we were also challenged to respond when faced with the tragic events of September 11. TrizecHahn employees at all levels worked tirelessly to get our downtown New York properties—at 110 William Street and One New York Plaza—up and operational within days of the neighboring World Trade Center tragedy.

The attacks also called into question the security at many high-rise office buildings across the nation. At the Sears Tower, which we manage, the TrizecHahn team quickly responded to our customers' security concerns, developing and executing an effective communication plan and greatly enhancing security.

All of our achievements in 2001 have laid the groundwork for what we believe will be not only one of the largest publicly traded U.S. real estate companies, but one of the best. Our vision is clear. We will unlock value through the creation of Trizec Properties and become the best-managed office REIT in the industry.

All of our achievements in 2001 have laid the groundwork for what we believe will be not only one of the largest publicly traded U.S. real estate companies, but one of the best.

I look forward to the future with excitement. I am confident that we now have a solid corporate plan, an efficient structure, the right market strategy, and a focus on operational excellence to build a company that is stronger, more profitable and, ultimately, more valuable.

In closing, I would like to thank Peter Munk and the Board of Directors for their support and advice. Their courage and leadership enabled us to take the bold moves required to undertake a truly innovative and value-creating restructuring. Finally, I would like to thank all my colleagues for their exceptionally hard work in leasing, for their patience and flexibility in restructuring, and for their commitment to meeting tough targets in difficult markets.

I am particularly grateful to our colleagues in New York who worked many consecutive days and nights to accommodate our customers after the September 11th tragedies. I also commend our Sears Tower staff for their vigilance and professionalism in responding to our customers' security concerns. And finally, I commend, with admiration and gratitude, the extraordinary efforts of our Toronto colleagues in executing our unique restructuring.

CHRISTOPHER MACKENZIE
PRESIDENT, CHIEF EXECUTIVE OFFICER
AND DEPUTY CHAIRMAN
APRIL 15, 2002

2001

Real Estate Assets

List of Assets

(as of December 31, 2001)

Office Properties – United States

Core Markets

Name (ownership)[1]	Location	Year of completion/ renovation	Office area (sq. ft.)	Retail area (sq. ft.)	Total area (sq. ft.)	TrizecHahn owned area (sq. ft.)	Occupancy[2] at Dec. 31, 2001
ATLANTA							
Interstate North Parkway	Atlanta, GA	1973/84/01	958,000	–	958,000	958,000	87.5%
Colony Square	Atlanta, GA	1970/73/95	738,000	89,000	827,000	827,000	96.6%
The Palisades	Atlanta, GA	1981/83/99	632,000	–	632,000	632,000	88.7%
Newmarket Business Park	Atlanta, GA	1979/89	591,000	–	591,000	591,000	86.4%
Lakeside Centre	Atlanta, GA	1984/86	509,000	–	509,000	509,000	83.0%
Midtown Plaza	Atlanta, GA	1984/85	490,000	14,000	504,000	504,000	96.3%
Total – Atlanta	(6 properties)		3,918,000	103,000	4,021,000	4,021,000	89.9%
CHICAGO							
Sears Tower[3]	Chicago, IL	1974	3,406,000	106,000	3,512,000	–	93.9%
Two North LaSalle	Chicago, IL	1979	674,000	18,000	692,000	692,000	97.9%
10 South Riverside	Chicago, IL	1965	661,000	24,000	685,000	685,000	92.2%
120 South Riverside	Chicago, IL	1967	662,000	23,000	685,000	685,000	96.9%
550 West Washington	Chicago, IL	2000	368,000	4,000	372,000	372,000	96.0%
Total – Chicago	(5 properties)		5,771,000	175,000	5,946,000	2,434,000	95.7%
DALLAS							
Renaissance Tower	Dallas, TX	1974/92	1,681,000	50,000	1,731,000	1,731,000	88.4%
Bank One Center (50%)	Dallas, TX	1987	1,520,000	10,000	1,530,000	765,000	93.9%
Galleria Towers I, II and III	Dallas, TX	1982/85/91	1,408,000	–	1,408,000	1,408,000	95.4%
Plaza of the Americas	Dallas, TX	1980	1,045,000	105,000	1,150,000	1,150,000	85.7%
Park Central I & II	Dallas, TX	1970/71	262,000	–	262,000	262,000	80.7%
McKinney Place	Dallas, TX	1985	141,000	–	141,000	141,000	91.1%
Total – Dallas	(6 properties)		6,057,000	165,000	6,222,000	5,457,000	90.1%
HOUSTON							
Allen Center	Houston, TX	1972/78/80/95	3,118,000	66,000	3,184,000	3,184,000	98.4%
Cullen Center							
Continental Center I	Houston, TX	1984	1,092,000	18,000	1,110,000	1,110,000	95.1%
Continental Center II	Houston, TX	1971	449,000	–	449,000	449,000	95.6%
Kellogg Brown & Root Tower (50%)	Houston, TX	1978	1,017,000	31,000	1,048,000	524,000	95.3%
500 Jefferson	Houston, TX	1962/83	380,000	10,000	390,000	390,000	93.3%
3700 Bay Area Blvd.	Houston, TX	1986	399,000	–	399,000	399,000	100.0%
Total – Houston	(6 properties)		6,455,000	125,000	6,580,000	6,056,000	97.1%
LOS ANGELES AREA							
Ernst & Young Plaza (25%)	Los Angeles, CA	1985	920,000	332,000	1,252,000	313,000	87.5%
Warner Center	Los Angeles, CA	1980	377,000	–	377,000	377,000	98.6%
Marina Towers (50%)	Los Angeles, CA	1971/76	368,000	–	368,000	184,000	90.0%
9800 La Cienega	Los Angeles, CA	1985	336,000	–	336,000	336,000	85.9%
Landmark Square	Long Beach, CA	1991	427,000	24,000	451,000	451,000	95.1%
Shoreline Square	Long Beach, CA	1988	383,000	–	383,000	383,000	95.2%
Total – Los Angeles Area	(6 properties)		2,811,000	356,000	3,167,000	2,044,000	92.6%

List of Assets

(as of December 31, 2001)

Office Properties – United States

Core Markets (continued)

Name (ownership)[1]	Location	Year of completion/ renovation	Office area (sq. ft.)	Retail area (sq. ft.)	Total area (sq. ft.)	TrizecHahn owned area (sq. ft.)	Occupancy[2] at Dec. 31, 2001
NEW YORK AREA							
One New York Plaza	New York, NY	1970/95	2,438,000	20,000	2,458,000	2,458,000	99.6%
The Grace Building (50%)	New York, NY	1971	1,500,000	19,000	1,519,000	758,000	99.9%
1411 Broadway	New York, NY	1970	1,107,000	43,000	1,150,000	574,000	98.3%
110 William Street	New York, NY	1960	840,000	28,000	868,000	868,000	100.0%
1065 Ave. of the Americas (99%)	New York, NY	1958	625,000	40,000	665,000	659,000	94.9%
1460 Broadway (50%)	New York, NY	1951	205,000	9,000	214,000	107,000	100.0%
Newport Tower	Jersey City, NJ	1990	1,012,000	26,000	1,038,000	1,038,000	99.7%
Total – New York Area	(7 properties)		7,727,000	185,000	7,912,000	6,462,000	99.1%
WASHINGTON, D.C. AREA							
2000 L Street, N.W.	Washington, D.C.	1968/98	318,000	67,000	385,000	385,000	99.9%
Watergate Office Building	Washington, D.C.	1965/91	206,000	51,000	257,000	257,000	99.7%
1225 Connecticut, N.W.	Washington, D.C.	1968/1994	209,000	15,000	224,000	224,000	99.8%
1400 K Street, N.W.	Washington, D.C.	1982	183,000	10,000	193,000	193,000	100.0%
1250 Connecticut, N.W.	Washington, D.C.	1964/96	155,000	16,000	171,000	171,000	99.9%
1250 23rd Street, N.W.	Washington, D.C.	1990	117,000	–	117,000	117,000	100.0%
2401 Pennsylvania	Washington, D.C.	1991	59,000	18,000	77,000	77,000	87.5%
Bethesda Crescent	Bethesda, MD	1987	243,000	20,000	263,000	263,000	100.0%
Plaza West	Bethesda, MD	1965	97,000	2,000	99,000	99,000	100.0%
Twinbrook Metro Plaza	Rockville, MD	1986	164,000	1,000	165,000	165,000	100.0%
Silver Spring Metro Plaza	Silver Spring, MD	1986	657,000	45,000	702,000	702,000	80.7%
Silver Spring Centre	Silver Spring, MD	1987	201,000	15,000	216,000	216,000	91.9%
Goddard Corporate Park	Lanham, MD	1993	203,000	–	203,000	203,000	100.0%
Hanover Office Park[4]	Greenbelt, MD	1987	16,000	–	16,000	16,000	100.0%
Beaumeade Corporate Park	Ashburn, VA	1990/98/2000	460,000	–	460,000	460,000	100.0%
Rosslyn Gateway	Arlington, VA	1970	220,000	30,000	250,000	250,000	97.9%
Two Ballston Plaza	Arlington, VA	1988	222,000	–	222,000	222,000	100.0%
1550 Wilson Boulevard	Arlington, VA	1983	120,000	13,000	133,000	133,000	95.8%
1560 Wilson Boulevard	Arlington, VA	1987	118,000	9,000	127,000	127,000	95.6%
Reston Unisys	Reston, VA	1980	238,000	–	238,000	238,000	100.0%
One Reston Place	Reston, VA	2000	184,000	–	184,000	184,000	99.8%
Sunrise Tech Park	Reston, VA	1983/85	312,000	–	312,000	312,000	83.6%
Total – Washington, D.C. Area	(22 properties)		4,702,000	312,000	5,014,000	5,014,000	95.4%
Total – Core Markets	(58 properties)		37,441,000	1,421,000	38,862,000	31,488,000	94.7%

List of Assets

(as of December 31, 2001)

Office Properties – United States

Secondary Markets

Name (ownership)[1]	Location	Year of completion/ renovation	Office area (sq. ft.)	Retail area (sq. ft.)	Total area (sq. ft.)	TrizecHahn owned area (sq. ft.)	Occupancy[2] at Dec. 31, 2001
CHARLOTTE							
Bank of America Plaza	Charlotte, NC	1974	805,000	71,000	876,000	876,000	99.2%
First Citizens Plaza	Charlotte, NC	1985	446,000	8,000	454,000	454,000	97.5%
Perimeter Woods[5]	Charlotte, NC	1991/98	314,000	–	314,000	314,000	80.3%
Total – Charlotte	(3 properties)		1,565,000	79,000	1,644,000	1,644,000	95.2%
MINNEAPOLIS							
Northstar Center	Minneapolis, MN	1916/62/86	745,000	68,000	813,000	813,000	97.1%
Minnesota Center	Minneapolis, MN	1987	289,000	–	289,000	289,000	95.2%
Total – Minneapolis	(2 properties)		1,034,000	68,000	1,102,000	1,102,000	96.6%
PITTSBURGH							
Gateway Center	Pittsburgh, PA	1952/60	1,399,000	51,000	1,450,000	1,450,000	87.9%
ST. LOUIS							
Metropolitan Square	St. Louis, MO	1989	1,031,000	20,000	1,051,000	1,051,000	94.0%
St. Louis Place	St. Louis, MO	1983	337,000	–	337,000	337,000	80.9%
Total – St. Louis	(2 properties)		1,368,000	20,000	1,388,000	1,388,000	90.8%
OTHER							
New Center One (67%)	Detroit, MI	1983	408,000	88,000	496,000	331,000	85.1%
250 West Pratt Street	Baltimore, MD	1986	356,000	6,000	362,000	362,000	96.5%
Bank of America Plaza	Columbia, SC	1989	302,000	–	302,000	302,000	91.6%
1441 Main Street	Columbia, SC	1988	264,000	–	264,000	264,000	93.7%
1333 Main Street	Columbia, SC	1983	195,000	22,000	217,000	217,000	95.2%
Borden Building	Columbus, OH	1974	561,000	8,000	569,000	569,000	93.5%
Clark Tower	Memphis, TN	1973/97	648,000	–	648,000	648,000	93.4%
Capital Center II & III	Sacramento, CA	1984/85	541,000	–	541,000	541,000	100.0%
Williams Center I & II	Tulsa, OK	1982/83	770,000	–	770,000	770,000	92.1%
Esperante Office Building	West Palm Beach, FL	1989	226,000	21,000	247,000	247,000	84.7%
Total – Other	(10 properties)		4,271,000	145,000	4,416,000	4,251,000	93.1%
Total – Secondary Markets	(18 properties)		9,637,000	363,000	10,000,000	9,835,000	92.8%
Total – Office Portfolio	(76 properties)		47,078,000	1,784,000	48,862,000	41,323,000	94.3%

Properties Under Development

Name (ownership)[1]	Location	Year of completion/ renovation	Office area (sq. ft.)	Retail area (sq. ft.)	Total area (sq. ft.)	TrizecHahn owned area (sq. ft.)	Occupancy[2] at Dec. 31, 2001
One Alliance Center	Buckhead, GA	2001	560,000	–	560,000	560,000	47%[6]

Notes:

1 The economic interest of TrizecHahn's owning entity is 100% unless otherwise noted.

2 Occupancy as shown is weighted on owned area and excludes Sears Tower.

3 TrizecHahn owns a subordinated mortgage and option to purchase the property and is the residual beneficiary of the trust that owns the property. In addition, TrizecHahn has responsibility for property management and leasing services. Accordingly, the property is excluded from operating statistics other than aggregate square footage calculations.

4 Excludes condominium ownership. Property was sold in February 2002.

5 Property is under contract with sale closing expected Q2 2002.

6 Percentage leased totals 75%.

Properties Held for Disposition

(as of December 31, 2001)

Retail/Entertainment

Name (ownership)[1]	Location	Year of completion/ acquisition	Total area (sq. ft.)	TrizecHahn owned area (sq. ft.)	Occupancy at Dec. 31, 2001
Desert Passage	Las Vegas, NV	2000	475,000	475,000	74%
Paseo Colorado	Pasadena, CA	2001	565,000	410,000	84%
Hollywood & Highland					
Retail	Los Angeles, CA	2001	645,000	645,000	72%
Hotel (91%)[2]	Los Angeles, CA	2001	600,000	546,000	n/a
			1,245,000	1,191,000	
Total – Retail/Entertainment	(3 properties)		2,285,000	2,076,000	76%

Europe

Westend City Center					
Retail (50%)	Budapest, Hungary	1999	535,000	243,000	99%
Office (50%)	Budapest, Hungary	2000	225,000	112,000	82%
Hotel (50%)	Budapest, Hungary	2000	170,000	85,000	n/a
			930,000	440,000	
Pólus Center (50%)	Budapest, Hungary	1999	460,000	155,000	98%
Pólus City Center (50%)	Bratislava, Slovakia	2000	625,000	313,000	99%
Olympia Centrum (56%)	Brno, Czech Republic	1999	580,000	269,000	97%
Total – Europe	(4 properties)		2,595,000	1,177,000	97%

Other Properties

Name (ownership)[1]	Location	Year of completion/ acquisition	Total area (sq. ft.)	TrizecHahn owned area (sq. ft.)	Occupancy at Dec. 31, 2001
151 Front Street West[3]	Toronto, ON	1954/2000	227,000	227,000	82%
CN Tower[4]	Toronto, ON	1997	–	–	–

Notes:

1 The economic interest of TrizecHahn's owning entity is 100% unless otherwise noted.

2 Economic ownership interest at December 31, 2001 is 84.5%. It is expected that TZH's economic ownership interest will increase to 91% as a consequence of the minority partners' conversion of $5 million of equity into debt.

3 Property transferred to Trizec Properties, Inc. from TrizecHahn in 2002.

4 TrizecHahn is leasing the CN Tower for an initial 40-year period with two 15-year renewal options.

2001 Financial Review

The following should be read in conjunction with the Consolidated Financial Statements of TrizecHahn Corporation ("TrizecHahn") and the notes thereto for the year ended December 31, 2001 as well as the paragraph regarding forward-looking statements on page 86 hereof. All dollar amounts are expressed in United States dollars and references to "$" are to United States dollars. Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn dated March 13, 2002.

OVERVIEW

TrizecHahn owns and operates a portfolio of high-quality office buildings in the United States. It also has interests in retail/entertainment projects in the United States and interests in certain other non-core businesses and assets. TrizecHahn's strategy is to focus on the core U.S. office business and optimize value from the disposition of non-core businesses and assets. At December 31, 2001, TrizecHahn owned interests in or managed a core U.S. office portfolio of 76 properties containing approximately 49 million square feet, of which TrizecHahn's ownership interest was approximately 41 million square feet. At the end of 2000, TrizecHahn's wholly-owned U.S. office properties subsidiary Trizec Properties (formerly known as TrizecHahn (USA) Corporation), determined to elect to be taxed as a real estate investment trust (or a "REIT") for U.S. federal income tax purposes commencing January 2001.

On September 24, 2001, TrizecHahn announced a corporate reorganization (the "Arrangement") that will result in Trizec Properties becoming a publicly traded REIT, which will own all of TrizecHahn's U.S. assets, together with certain non-U.S. assets. TrizecHahn is pursuing the Arrangement to remove structural impediments that are currently negatively affecting market recognition of the value of its core U.S. office business. Specifically, the Arrangement is designed to result in Trizec Properties becoming a publicly traded U.S. "domestically-controlled REIT" and is expected to reduce ongoing cross-border withholding tax liabilities and minimize any current recognition of potential tax liabilities on unrealized appreciation in value that are present in TrizecHahn's current ownership structure. Under the Arrangement 60% of the shares of Trizec Properties Common Stock will be exchanged with TrizecHahn Shareholders. It is expected that substantially all TrizecHahn Shareholders that are Qualifying U.S. Persons will elect to exchange their TrizecHahn Shares, on a one-for-one basis, for shares of Trizec Properties Common Stock and thereby acquire a direct interest in Trizec Properties. Also, it is expected that substantially all other TrizecHahn Shareholders will elect to exchange their TrizecHahn Shares, on a one-for-one basis, for Trizec Canada Shares, shares of Trizec Properties Common Stock represented by Exchange Certificates or a combination of both. Immediately following completion of the Arrangement, Trizec Canada will indirectly own 40% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and therefore holders of Trizec Canada Shares will have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66 month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

IMPACT OF THE ARRANGEMENT

Following the Arrangement, Trizec Canada will be primarily engaged in the U.S. real estate business through its indirect interest in Trizec Properties, which will be Trizec Canada's principal asset. In addition to its interest in Trizec Properties, Trizec Canada will own TrizecHahn's existing non-U.S. assets, other than TrizecHahn's indirect investment in Global Switch and the property located at 151 Front Street in Toronto, Ontario. It is expected that the investment in Global Switch will be sold to Chelsfield plc and that the consideration to be received from Chelsfield and the 151 Front Street property both will be transferred to Trizec Properties prior to completion of the Arrangement. Trizec Canada's activities not related to Trizec Properties will be restricted to the optimization and monetization of its assets and the management of its liabilities so that, together with the dividends Trizec Canada or its subsidiaries are entitled to receive on shares of Trizec Properties Common Stock and Trizec Properties Special Stock, Trizec Canada should have sufficient funds to permit it to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock for 66 months following completion of the Arrangement. Through its ownership of TrizecHahn, Trizec Canada will also indirectly own the Barrick Shares, all of which are pledged to secure TrizecHahn's exchange obligations under the TrizecHahn Exchangeable Debentures.

The following presents the assets of TrizecHahn at December 31, 2001, segmented on a basis consistent with the Arrangement.

(As at December 31, 2001) ($ millions)	Trizec Properties Office	Trizec Properties Retail/ Entertainment	Trizec Properties Sub-Total	Global Switch & 151 Front St.	Europe	Corporate & Other	TrizecHahn Total
ASSETS							
Properties	$ 4,928	679	5,607	207	211	18	6,043
Cash	332	37	369	8	30	77	484
Investments and other assets	329	26	355	27	11	334	727
	$ 5,589	742	6,331	242	252	429	7,254

Trizec Properties' goal is to increase shareholder value through sustained growth in operating cash flows, thereby increasing the value of its office portfolio. Consistent with this strategy to focus on the U.S. office business, Trizec Properties plans to dispose of the non-core retail/entertainment assets — Hollywood & Highland in Los Angeles, California; Desert Passage in Las Vegas, Nevada; and Paseo Colorado in Pasadena, California — over the next several years. All three retail projects are now completed and open. Plans call for an orderly disposition that will allow the developments to achieve stabilized income in order to realize maximum value upon disposition. It is expected that net proceeds will be redeployed into the core office portfolio or used to repay debt of Trizec Properties.

TrizecHahn's most significant non-U.S. real estate asset is its 50% interest in the assets of TriGránit. TriGránit is currently marketing four of its operating properties: the Westend City Center retail and office properties; Pólus Center, Budapest; and Pólus City Center, Bratislava. It is expected that a sale of these properties will be concluded during 2002. It is expected that the Westend City Center hotel will be refinanced in 2002 and sold in 2003 or 2004. TriGránit expects to pursue the development of its land held for development as market conditions permit. TriGranit intends to make maximum use of third-party capital in its future development activities. The future investment by Trizec Canada in these projects will not exceed $20 million.

Substantially all of the value of TrizecHahn's wholly-owned properties is represented by its leasehold interest in the CN Tower and by Brandenburg Park. TrizecHahn has recently commenced marketing its interest in the CN Tower and expects to conclude a sale during 2002. The sale of the leasehold interest is subject to the approval of Canada Lands Company, a Canadian Crown corporation, which approval can be unilaterally withheld prior to 2007. TrizecHahn has entered into an agreement for the sale of Brandenburg Park, which sale is subject to several conditions including obtaining necessary planning approvals. TrizecHahn expects that the conditions will be satisfied and the sale of Brandenburg Park will be completed in 2002. Under the terms of the agreement, a portion of the sale consideration for Brandenburg Park will be payable on an earn-out basis in the future as sales of land within Brandenburg Park take place.

TrizecHahn is currently negotiating an agreement to sell its interest in Olympia Centrum to a partner in the TriStannifer joint venture. It is expected that this sale will be completed during 2002.

It is expected that substantially all of TrizecHahn's remaining assets (other than shares of Trizec Properties stock and the Barrick Shares), which are generally financial in nature, will be sold or monetized during the two years following the Effective Date.

In connection with the Arrangement, TrizecHahn intends to repay its outstanding corporate debt, with a carrying value at December 31, 2001 of approximately $516 million, other than the TrizecHahn Exchangeable Debentures, at a net cash cost of approximately $527 million. TrizecHahn expects to give notice of redemption of the corporate debentures (other than the TrizecHahn Exchangeable Debentures), as required by the terms of such debentures, immediately prior to completion of the Arrangement. As a minimum of 30 days' notice of repayment is required to be given, the date of repayment will occur after completion of the Arrangement.

OUTLOOK AND RESULTS OF OPERATIONS

TrizecHahn recorded a net loss of $418 million or $2.81 per diluted TrizecHahn Share for the year ended December 31, 2001 compared with net income of $191 million or $1.23 per diluted TrizecHahn Share in 2000 and $52 million or $0.33 per diluted TrizecHahn Share in 1999.

TrizecHahn achieved strong financial results in its core U.S. office portfolio for the year ended December 31, 2001. Funds from real estate operations for the year was $333 million or $2.22 per diluted TrizecHahn Share, compared with $344 million or $2.22 per diluted TrizecHahn Share in 2000 and $355 million or $2.25 per diluted TrizecHahn Share in 1999. The following table summarizes the key components of net income (loss) and funds from real estate operations.

Year ended December 31 ($ millions, except per share amounts)	Change 2001-2000	2001	2000	1999
RENTAL INCOME				
U.S. office	$ 6	565	559	512
Non-core				
U.S. retail/entertainment	12	25	13	8
Canada office	(78)	12	90	151
Europe retail/entertainment	4	17	13	6
Global Switch	(3)	(4)	(1)	–
Total non-core	(65)	50	115	165
TOTAL RENTAL INCOME (NOI)	(59)	615	674	677
General and administrative expense	(11)	(51)	(40)	(38)
Interest expense, net	65	(206)	(271)	(272)
Current operating taxes	(6)	(25)	(19)	(12)
FUNDS FROM REAL ESTATE OPERATIONS (FFO)	(11)	333	344	355
Depreciation expense	(3)	(194)	(191)	(186)
Exchangeable debentures interest expense, net	–	(12)	(12)	(14)
Gain on sale of properties, net	(51)	11	62	(44)
Provision for losses on properties held for disposition	(220)	(348)	(128)	–
Provision for loss on Global Switch investment	(178)	(178)	–	–
Reorganization costs	(29)	(57)	(28)	(6)
Provision for losses from securities investments	(3)	(23)	(20)	–
Foreign exchange losses	49	(22)	(71)	–
Cost of early retirement of debt	(18)	(18)	–	(20)
Income and other corporate taxes recovery (expense)	(145)	90	235	(33)
NET INCOME (LOSS)	$ (609)	(418)	191	52
NET INCOME (LOSS) PER TRIZECHAHN SHARE				
Basic	$ (4.05)	(2.81)	1.24	0.33
Diluted	$ (4.04)	(2.81)	1.23	0.33
FFO PER TRIZECHAHN SHARE:				
Basic	$ 0.01	2.24	2.23	2.29
Diluted	$ –	2.22	2.22	2.25

TrizecHahn prepares its financial statements in accordance with Canadian generally accepted accounting principles (or GAAP), with the major differences from U.S. GAAP described in Note 19 to the December 31, 2001 Consolidated Financial Statements.

In order to enhance comparability of its core business with its U.S. office REIT peer group and to eliminate two U.S. GAAP differences, commencing in 2001 TrizecHahn adopted the straight-line method of revenue recognition and the straight-line method for building depreciation, on a retroactive basis for both policy changes, with restatement of prior periods. See Note 2 to the December 31, 2001 Consolidated Financial Statements for additional details.

In Canada and the United States, the real estate industry has adopted a measurement called Funds from Operations ("FFO") to supplement net income as a measure of operating performance. This measurement is considered to be a meaningful and useful measure of real estate operating performance. FFO does not represent cash flow from operations as defined by Canadian GAAP and is not necessarily indicative of cash available to fund cash needs. It should not, therefore, be considered as an alternative to cash flow as a measure of liquidity.

RENTAL INCOME

Rental income for 2001 was $615 million, compared with $674 million in 2000 and $677 million in 1999. The decrease in rental income reflects growth in the core U.S. office portfolio more than offset by the impact of non-core dispositions, in particular, the sale of the Canadian office portfolio. TrizecHahn derived approximately 92% (2000 — 83%; 1999 — 76%) of its total rental income from U.S. office properties and 8% (2000 — 17%; 1999 — 24%) from non-core Canadian, U.S. retail and European properties for the year ended December 31, 2001.

U.S. Office Properties

At December 31, 2001, TrizecHahn owned interests in or managed 76 office properties containing approximately 49 million square feet, with the pro rata ownership interest totalling approximately 41 million square feet. Based on square footage, approximately 77% of the buildings are located in central business districts, or CBDs, of major U.S. cities, including Atlanta, Chicago, Dallas and Houston and the Los Angeles, New York and Washington, D.C. areas, and approximately 76% of the buildings are Class A. Class A office buildings are considered to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.

During the year, the U.S. economy continued to show weakness. According to Cushman and Wakefield, the national CBD vacancy rate was 12.0% at December 31, 2001, up from 7.1% at year-end 2000. The overall national suburban vacancy rate was 17.0% at the end of 2001, its highest level in seven years.

During the course of the year, the office space demand profile continued to weaken as the manufacturing and high-tech sector slowdown spread throughout the economy across all industries. Furthermore, the September 11, 2001 terrorist attacks in New York and Washington, D.C. and related circumstances have created additional economic uncertainty and have reduced management's expectations about the level of near-term growth. With substantial amounts of sublease space being returned to office markets in 2001, many CBD markets have moved toward a condition where supply meets or exceeds demand for office space. Management believes the office portfolio is well positioned to continue to perform through these more uncertain economic times due to its diversified tenant and geographic asset base, primarily located in CBD high job growth markets in the U.S.

TrizecHahn's property portfolio is currently insured against acts of terrorism, subject to policy limits and deductibles and subject to exceptions for terrorist attacks that constitute acts of war. The term of this insurance policy extends through the end of 2002. TrizecHahn cannot ensure that insurance coverage for acts of terrorism will continue to be available on commercially acceptable terms beyond 2002. Insurance costs are expected to increase significantly beyond 2002. There can be no assurance that third-party insurers will be able to maintain reinsurance sufficient to cover any losses that may be incurred as a result of terrorist acts. In addition, the level of security has been increased at certain properties in response to the terrorist attacks. TrizecHahn expects to be able to pass on a significant portion of these cost increases to tenants in the form of increased rents.

U.S. office rental income increased by approximately $6 million on a year-over-year basis, reflecting improved performance in the core office portfolio and the impact of acquisitions, on-stream development properties and termination fees, offset by the impact of the sale of 16 mature properties with low-growth profiles. Rental income consists primarily of base rent, percentage rent, operating cost recoveries and fee income and parking and other revenue, less the related costs of operations and property taxes. The following table identifies the principal factors contributing to the increase in rental income.

U.S. Office Rental Income Change 2001 vs. 2000

($ millions)	Total
Performance of 71 comparable properties	$ 25
Acquisitions	11
On-stream development properties	7
Termination fees	16
Dispositions and other	(53)
TOTAL INCREASE IN U.S. OFFICE RENTAL INCOME	$ 6

The increase in rental income from comparable properties (i.e., those properties owned both at December 31, 2001 and 2000, and in each case for a full year) was $25 million or 6% in 2001 excluding the impact of straight-line adjustments, due primarily to an increase in rental rates on re-leasing of space. The improved performance reflects increased rental rates in key markets such as Chicago, New York and the Washington, D.C. area, and the fact that average monthly comparable properties occupancy for 2001 was 92.6%, compared to 91.8% in 2000. Occupancy for the comparable properties portfolio ended the year at 94.1% as compared to 94.4% at the end of 2000. Rental income was also impacted by a $2.5 million increase in bad debt expense to $7 million in 2001.

For the year ended December 31, 2001, TrizecHahn signed leases with tenants taking occupancy totalling 8.0 million square feet (7.2 million square feet on a pro rata basis). Occupancy for the entire portfolio based on owned area increased to 94.3% from 94.2% at December 31, 2000, primarily due to the impact of the three properties acquired during the second quarter of 2001, as they ended the year at an average occupancy of 98%. In 2000, TrizecHahn leased 8.2 million square feet (7.6 million square feet on a pro rata basis) and in 1999 TrizecHahn leased 7.1 million square feet (6.4 million square feet on a pro rata basis). Rental income for the core portfolio benefited from the increase in net rental rates on new and renewal leases. For the year ending December 31, 2001, the increase in net rental rates on new and renewal leases was $1.03 per square foot ($0.81 per square foot on a pro rata basis). This reflects the impact of space rolling over at properties with in-place rents below current market rents. This compares with an uplift in net rents of $2.00 per square foot ($2.60 per square foot on a pro rata basis) in 2000 and $1.90 per square foot ($1.87 per square foot on a pro rata basis) in 1999.

During the year ended December 31, 2001, TrizecHahn's rental income benefited by $11 million from the second quarter 2001 acquisition of three Class A office buildings in core markets for a purchase price of $182 million as a tax-efficient re-investment of proceeds from non-core asset dispositions. 550 West Washington in Chicago with 372,000 square feet is 96% occupied. Its average lease term is 8.3 years with no expiries in the first four years, and 4% expiring in the fifth year. 1225 Connecticut in Washington, D.C. with 224,000 square feet is 99.8% occupied by Ernst & Young under a lease expiring in mid 2007. Two Ballston with 222,000 square feet is 100% occupied with an average lease term of 3.9 years.

In addition, the portfolio during the year benefited by $7 million from the completion in late 2000 of 226,000 square feet at Beaumeade Corporate Park in Washington, D.C. and the 184,000 square foot One Reston Place in Reston, Virginia. These buildings were both 100% leased at completion. Also contributing to the on-stream increase was 150,000 square feet at 3100 Interstate North Parkway in Marrietta, Georgia which was completed and came on-stream 86% leased in January 2001. Also completed in October 2001 was the 560,000 square foot One Alliance Center in Buckhead, Georgia, which was 75% leased and 47% occupied at December 31, 2001.

Rental income benefited from a $16 million increase in termination fees. Lease termination fees are an element of ongoing real estate ownership, and in 2001, TrizecHahn recorded $21.2 million (2000 — $5.7 million; 1999 — $17.6 million) of termination fees in rental revenue. These fees relate to specific tenants who have paid a fee to terminate their lease obligations before the end of the contractual term of their leases. In the current year a $9 million fee received from a tenant which leased all 184,000 square feet at One Reston Place in Reston, Virginia was recorded. In addition, a $4 million fee received from a tenant at Galleria Towers in Dallas was recorded. TrizecHahn actively manages these situations by maintaining close relationships with tenants in order to better understand their short- and long-term space needs in order to reclaim space with below-market rent in buildings with a high probability of subsequent lease-up. Historically, annual amounts have averaged approximately $6 million. TrizecHahn cannot, however, predict with certainty the timing or amounts of future lease termination fees.

During 2001, as planned, TrizecHahn sold four non-core office properties. These sales, combined with 12 properties sold in the second half of 2000, reduced rental income by $55 million as compared to the prior year.

Office Portfolio Profile

The supply of, and demand for, office space affects the performance of the office property portfolio. Macroeconomic conditions, such as current and expected economic trends, business and consumer confidence and employment levels, drive this demand.

— *Geographic diversity*

TrizecHahn's geographically diversified asset base makes it more likely that it will be able to generate sustainable cash flows throughout the various phases of economic cycles than if it were less diversified. The following table summarizes the major city focus and geographic distribution of the office property portfolio at December 31, 2001.

Office Portfolio Summary

(As at December 31, 2001)	No. of Properties	Total Managed Area 000s sq. ft.	Total Managed Area %	Owned Area 000s sq. ft.	Owned Area %	NOI for the Year Ended December 31, 2001 $ millions	NOI for the Year Ended December 31, 2001 %	Occupancy Weighted on Owned Area
CORE MARKETS								
Atlanta	6	4,021	8%	4,021	10%	46	8%	89.9%
Chicago	5	5,946	12%	2,434	6%	31	6%	95.7%
Dallas	6	6,222	13%	5,457	13%	63	11%	90.1%
Houston	6	6,580	13%	6,056	15%	74	13%	97.1%
Los Angeles Area	6	3,167	7%	2,044	5%	23	4%	92.6%
New York Area	7	7,912	16%	6,462	16%	121	21%	99.1%
Washington, D.C. Area	22	5,014	11%	5,014	12%	96	17%	95.6%
TOTAL CORE MARKETS	58	38,862	80%	31,488	77%	454	80%	94.7%
TOTAL SECONDARY MARKETS	18	10,000	20%	9,835	23%	111	20%	92.8%
TOTAL OFFICE PROPERTIES	76	48,862	100%	41,323	100%	565	100%	94.3%

The portfolio benefited from its position in CBD office buildings located in core markets, as leases during 2001 expired at an average net rent of approximately $12.05 per square foot ($11.91 per square foot on a pro rata basis) and were generally being signed at an average net rent per square foot of approximately $13.08 ($12.72 per square foot on a pro rata basis). Management's estimates of market rents at December 31, 2001 were on average approximately 25% above in-place rents. During the year, in light of weakening market conditions, estimated average market rents were revised downward from $16.70 per square foot at December 31, 2000 to $16.00 per square foot at December 31, 2001. The average market rent for space is weighted based on owned area. In-place net rents and market net rents exclude straight-line rent adjustments.

Market vs. In-Place Rental Rates

(As at December 31, 2001)	Average In-Place Net Rent	Average Market Net Rent	Average Remaining Lease Term
	(dollars per square foot)		(years)
CORE MARKETS			
Atlanta	$ 12.50	12.30	2.9
Chicago	13.10	16.50	6.2
Dallas	11.00	9.70	4.6
Houston	10.10	13.50	4.1
Los Angeles Area	14.10	14.00	5.7
New York Area	16.50	32.90	8.1
Washington, D.C. Area	16.90	18.30	4.3
TOTAL CORE MARKETS	13.50	17.70	5.3
TOTAL SECONDARY MARKETS	10.60	10.70	4.1
TOTAL OFFICE PROPERTIES	$ 12.80	16.00	5.1

TrizecHahn's portfolio strategy is to invest in office properties in the CBDs of major metropolitan areas demonstrating high job growth. Focusing on these core markets, currently Atlanta, Chicago, Dallas and Houston, and the Los Angeles, New York and Washington, D.C. areas, will allow TrizecHahn to achieve economies of scale across a diverse base of tenants and provide for sustainable property cash flow. Over the next several years, TrizecHahn plans to concentrate its capital on core markets and to exit selectively from investments in secondary markets in an orderly fashion. TrizecHahn expects principally to re-deploy proceeds from sales into Class A office buildings in the CBDs of its core markets.

— Lease profile

For the office portfolio, market rents were on average approximately 25% above in-place rents. These market conditions, combined with re-leasing of expiring space shown in the following lease expiration table, are expected to contribute positively to cash flows in future years. Over the next five fiscal years, beginning in 2002, scheduled lease expirations in the office portfolio average approximately 11.5% annually, based on occupied space at December 31, 2001. The data in the table at the top of the next page is based on owned/occupied area. Expiration net rents exclude straight-line rent adjustments.

Scheduled Annual Expirations of Office Leases

(As at December 31, 2001)	2002 Expirations 000s sq. ft.	%	$ psf	2003 Expirations 000s sq. ft.	%	$ psf	2004 Expirations 000s sq. ft.	%	$ psf	2005 Expirations 000s sq. ft.	%	$ psf	2006 Expirations 000s sq. ft.	%	$ psf
CORE MARKETS															
Atlanta	773	21%	$11.30	647	18%	$13.30	448	12%	$13.60	558	15%	$14.50	544	15%	$16.20
Chicago	189	8%	10.30	96	4%	13.10	234	10%	11.50	124	5%	16.00	281	12%	11.00
Dallas	582	12%	9.70	800	16%	11.80	490	10%	13.10	449	9%	12.80	403	8%	11.80
Houston	913	16%	14.60	1,384	24%	8.90	656	11%	10.60	628	11%	9.50	285	5%	12.50
Los Angeles Area	180	10%	11.40	277	15%	18.20	261	14%	14.80	167	9%	16.80	237	13%	13.40
New York Area	235	4%	21.30	420	7%	14.10	821	13%	16.40	444	7%	19.30	231	4%	25.90
Washington, D.C. Area	826	17%	17.87	513	11%	18.40	427	9%	17.50	787	16%	18.80	273	6%	23.10
TOTAL CORE MARKETS	3,698	12%	$13.93	4,137	14%	$12.60	3,337	11%	$14.10	3,157	11%	$15.20	2,254	8%	$15.80
TOTAL SECONDARY MARKETS	1,464	16%	$10.30	1,604	18%	$ 9.40	948	10%	$10.20	1,006	11%	$13.80	883	10%	$12.60
TOTAL OFFICE PROPERTIES	5,162	13%	$12.90	5,741	15%	$11.70	4,285	11%	$13.20	4,163	11%	$14.90	3,137	8%	$14.90

Over the last three years, TrizecHahn has leased 23.2 million square feet of new and renewal space. During the year, TrizecHahn signed leases totalling 8 million square feet (7.2 million square feet on a pro rata basis). Occupancy for the entire portfolio based on owned area increased to 94.3% from 94.2% at December 31, 2000.

Office Leasing Activity

(thousands of square feet)	Historical Leasing Activity 1999	2000	**2001**
CORE MARKETS			
Atlanta	730	941	**1,023**
Chicago	193	594	**376**
Dallas	591	1,130	**1,290**
Houston	1,256	680	**1,126**
Los Angeles Area	332	282	**750**
New York Area	546	787	**310**
Washington, D.C. Area	959	1,286	**741**
TOTAL CORE MARKETS	4,607	5,700	**5,616**
SECONDARY MARKETS	1,829	1,865	**1,563**
TOTAL AT PRO RATA OWNERSHIP	6,436	7,565	**7,179**
TOTAL AT 100% OWNERSHIP	7,050	8,170	**7,978**
OCCUPANCY BASED ON OWNED AREA AT DECEMBER 31	91.4%	94.2%	**94.3%**

— Tenant diversity

The diversified tenant base of the portfolio adds to the durability of future cash flow. The following table summarizes the breadth and diversity of the approximately 2,700 tenants in the portfolio at December 31, 2001.

Industry

	% Owned Area
Banking/Securities Brokers	15%
Legal Services	10%
Computers/Communications	9%
Oil & Gas	8%
Insurance/Non-Bank Financial	8%
Miscellaneous Business Services	7%
Wholesalers/Retailers	6%
Engineering/Architectural Services	4%
Government	4%
Health Services	3%

This large tenant base and strong position in key markets allows TrizecHahn to take advantage of economies of scale and drive internal growth in the areas of parking, telecommunications and antennas, specialty retail leasing, signage and branding opportunities, energy and national purchasing contracts.

The portfolio's 10 largest tenants account for approximately 17% of TrizecHahn's office rental income excluding straight-line rent adjustments for the year ended December 31, 2001. No single tenant accounted for more than 4% of office rental income. The following table sets forth information concerning the 10 largest office tenants at December 31, 2001.

Top Ten Tenants by NOI

	% Owned Area	% NOI
Prudential Securities	3%	4%
Goldman Sachs	1%	2%
GSA	2%	2%
Enron Corp.	2%	2%
Bank of America	2%	2%
Fried, Frank, Harris	1%	1%
Ernst & Young	1%	1%
Bank One	1%	1%
Entex	1%	1%
Continental Airlines	2%	1%
TOTAL TOP TEN TENANTS	16%	17%

On December 2, 2001 a group of Enron Corporation companies (collectively, "Enron") filed for Chapter 11 reorganization in the United States. As indicated above, Enron is the fourth-largest tenant, contributing 2% of office rental income and occupying 793,000 square feet, primarily at the Allen Center in Houston, Texas. At December 31, 2001, Enron's average in-place net rents were approximately $9.30 per square foot, while current estimated market rents for the space are approximately $14 to $15 per square foot. At this time, TrizecHahn expects that Enron will reject its leases with TrizecHahn. The impact on rental income will depend on how quickly TrizecHahn is able to re-lease this space.

Non-Core Operations

In 2001, consistent with its strategic plan, TrizecHahn continued the exit from non-core business segments. The following table summarizes the key factors that impacted rental income contributions from these business segments, year over year.

Non-Core Rental Income Change 2001 vs. 2000

		Retail/ Entertainment			
($ millions)	Canada Office	U.S.	Europe	Global Switch	Total
Dispositions	$(78)	(6)	(13)	–	(97)
On-stream development properties	–	18	5	4	27
Unrecovered property management functions	–	–	12	(7)	5
TOTAL DECREASE IN NON-CORE RENTAL INCOME	$(78)	12	4	(3)	(65)

Canada Office

During 2000, TrizecHahn sold the majority of its mature Canadian office portfolio for gross proceeds of approximately $1.3 billion. The portfolio was comprised of 24 properties totalling 14 million square feet. An additional four Canadian properties were sold during 2001. The two remaining income-producing properties in Canada are 151 Front Street and the CN Tower, both of which are currently being marketed for sale. The CN Tower operations are seasonal in nature with the majority of its net operating income generated in the second and third quarters of the year.

Prior to the completion of the Arrangement, TrizecHahn will transfer 151 Front Street to Trizec Properties. Trizec Properties will continue to manage and lease this property on an interim basis until the property is sold.

U.S. Retail/Entertainment

In 2001, U.S. retail/entertainment rental income benefited from the completion of all three development projects. The retail/entertainment component of Hollywood & Highland in Los Angeles opened on November 8, 2001, while the hotel component opened on December 26, 2001. At year end the retail/entertainment component was 88% leased with occupancy at 72%.

Additionally, Paseo Colorado opened September 28, 2001. At year end it was 93% leased with occupancy at 84%. Desert Passage was completed in August 2000. At year end it was 78% leased with occupancy at 74%. On March 31, 2001, TrizecHahn gained control of Desert

Passage and, as of April 1, 2001, consolidated 100% of its operations, contributing to the increase in U.S. retail/entertainment rental income. These on-stream contributions were partially offset by the impact of the sale of Fashion Outlet in September 2000.

The Hollywood & Highland and Desert Passage properties depend on tourism for a significant portion of their visitors. The September 2001 terrorist attacks and related events significantly impacted the levels of tourism in Los Angeles and Las Vegas, and furthermore created significant general economic uncertainty. It is likely that near-term operating results for these properties will be lower than originally anticipated as a result of the decline in tourism following the September 2001 terrorist attacks.

In addition, the Aladdin Hotel and Casino, which adjoins Desert Passage in Las Vegas, Nevada, filed for Chapter 11 reorganization in the United States on September 28, 2001. Although the Aladdin Hotel and Casino remain in operation and TrizecHahn is hopeful that an experienced operator will be put in place through the reorganization process, the number of visitors at Desert Passage and, accordingly, its near-term operating results are likely to be negatively impacted.

As outlined later, TrizecHahn in the fourth quarter of 2001 recorded a provision for loss of $234 million related to the Hollywood & Highland complex and Desert Passage, reflecting the negative impact on tourism of these events and circumstances.

Europe Retail/Entertainment

By the end of 2000, TrizecHahn decided to dispose of all of its European operations as part of its revised strategic plan. Year-over-year operating results reflect a decrease from property dispositions offset by significantly lower unrecoverable property management expenses and the on-stream impact of the Pólus Center in Bratislava, Slovakia and the office component of the Westend City Center in Budapest, Hungary.

Global Switch

TrizecHahn accounts for its joint venture interest in the European-based Global Switch technology center business using the proportionate consolidation method. The loss in rental income represents TrizecHahn's share of operating results for the year ended December 31, 2001 and for the nine-month period from the initial investment date of March 31, 2000. Operating results reflect the on-stream contribution from facilities in London, Frankfurt, Paris and Amsterdam, offset by indirect expenses and start-up infrastructure costs.

As outlined later, TrizecHahn during 2001 recorded a provision for loss on its investment in Global Switch of $178 million reflecting current sale discussions and adverse changes in the telecommunications and Internet sector.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense includes expenses for corporate functions and an allocation of U.S. office group costs for portfolio asset management functions. Expenses for property management and fee-based services are recorded as a reduction of rental income. Corporate expenses relate primarily to public company governance, business development, and financial reporting and executive management functions.

Based on its strategic plan, TrizecHahn targeted general and administrative expense savings from its focus on the core U.S. office portfolio and the benefits to be derived from both functional and office location consolidations. As a result of a comprehensive review of its operations for this purpose, TrizecHahn initiated a reorganization plan to simplify its management structure, eliminate certain senior management positions and corporate development functions, and centralize accounting, payroll and information services functions in Chicago. The functional and office centralization plan will ultimately result in the separation of approximately 200 employees in TrizecHahn's U.S. and Canadian offices by the end of 2002. During 2001, TrizecHahn recorded as reorganization costs $41 million, to provide for employee severance, benefits and other costs associated with implementing this functional and office centralization plan.

General and administrative expenses increased by approximately $11 million compared with the prior year, due to the hiring of new executive management, the impact of share-based compensation arrangements, which were introduced in late 2000, increased professional fees and bonuses related to the planned corporate reorganization, offset by the benefits of cost savings related to the functional and office centralization plan. As more fully described in Note 17 to the December 31, 2001 Consolidated Financial Statements, TrizecHahn made grants of escrowed shares to certain U.S. employees and introduced a stock-linked bonus plan for certain non-U.S. employees. Compensation expense recognized in respect of these arrangements totalled $6.8 million in 2001 (2000 — $1.5 million; 1999 — $nil).

General and administrative expenses for the year also included $2.6 million of transition costs associated with implementing the functional and office centralization plan. These transition costs were incurred for relocation, hiring and consulting services in connection with executing the plan.

INTEREST EXPENSE, NET

On a year-over-year basis, net interest expense decreased by $65 million. Savings from the disposition of the Canadian office portfolio and non-core U.S. properties and the benefit of a lower interest rate environment had the largest impact. The following analysis provides, in greater detail, the factors that contributed to the decrease.

Analysis of Decrease in Interest Expense, Net

($ millions)	Total
Dispositions	$ (45)
On-stream developments and acquisitions	17
Unsecured debentures repaid	(8)
CMBS refinancing	2
Interest on cash balances	(3)
Decrease in interest rates	(22)
Increase in interest capitalized on equity invested in developments	(5)
Foreign exchange and other	(1)
TOTAL DECREASE IN INTEREST EXPENSE, NET	$ (65)

The interest coverage ratio (defined as rental income less straight-line rent adjustment and general and administrative expense divided by interest expense, net) increased to 2.6:1 for the year ended December 31, 2001 from 2.2:1 in 2000 and 2.2:1 in 1999.

CURRENT OPERATING TAXES

Actual cash taxes paid, which are deducted from funds from real estate operations, relate primarily to withholding taxes on REIT distributions and franchise and capital taxes in the United States related to ongoing real estate operations. The $6 million increase in current taxes from 2000 to 2001 is primarily attributable to the fact that, in December 2000, TrizecHahn's indirect, then wholly-owned, U.S. office properties subsidiary, Trizec Properties, determined that it would elect to be taxed as a REIT effective as of January 1, 2001. As a REIT, Trizec Properties is required to distribute annually at least 90% of its REIT taxable income to its parent company. During the year, TrizecHahn recorded withholding taxes in the amount of $18 million, applicable to Trizec Properties earnings at an aggregate rate of approximately 10%.

The U.S. withholding tax rate on distributions made by a U.S. REIT to a Canadian parent company is 30%. However, as Trizec Properties is indirectly owned by a wholly-owned Hungarian company, the effective withholding tax rate pursuant to current treaty arrangements is 10%. TrizecHahn anticipates changes in the U.S.-Hungary income tax treaty which are expected to result in an increase in the effective tax rate from approximately 10% to approximately 30%. As a consequence of the Arrangement, by enabling TrizecHahn Shareholders who are Qualifying U.S. Persons to participate directly in the ownership of shares of Trizec Properties Common Stock, the withholding taxes currently paid on dividends from Trizec Properties will be significantly reduced.

DEPRECIATION

Depreciation expense was $3 million higher than in the prior year due to the impact of acquisitions and on-stream properties, including Global Switch, and increased depreciation expense related to ongoing additional tenant installation costs, which are amortized over the term of the respective leases, offset by the impact of dispositions. In 2001, depreciation expense related to the amortization of tenant installation costs for the U.S. office portfolio was $57 million (2000 — $46 million; 1999 — $33 million).

As previously noted, TrizecHahn adopted the straight-line method of building depreciation on a retroactive basis in 2001. Properties classified as held for disposition are not depreciated. The impact, if properties held for disposition were depreciated, would have been to increase depreciation and amortization expense for the year ended December 31, 2001 by $12 million.

GAIN (LOSS) ON SALE OF PROPERTIES, NET

During 2001, as planned, TrizecHahn sold four non-core U.S. office properties, four Canadian office properties, five properties in Europe and a remnant U.S. retail property, resulting in a net gain of $11 million. In 2000, TrizecHahn sold the majority of its Canadian office portfolio and several of its non-core properties in the United States and Europe for a net gain of $62 million. In 1999, TrizecHahn sold certain non-core U.S. retail assets and recorded a loss of $44 million. The following table provides details of the gains (losses).

	2001	2000	1999
Office properties – U.S.	$ (2)	42	–
– Canada	4	27	–
European retail/entertainment properties	9	(7)	–
U.S. retail/entertainment properties	–	–	(44)
	$ 11	62	(44)

PROVISIONS FOR LOSSES ON PROPERTIES HELD FOR DISPOSITION

The following is a summary of provisions for losses on properties held for disposition.

	2001	2000	1999
U.S. retail/entertainment properties	$(239)	–	–
European retail/entertainment properties	(26)	(115)	–
Office properties and other			
U.S.	(66)	(1)	–
Canada	(17)	(12)	–
	$(348)	(128)	–

During the fourth quarter of 2001, TrizecHahn commissioned third-party appraisals of its U.S. retail/entertainment properties. These appraisals indicated a decline in the fair value of these assets and accordingly, TrizecHahn recorded a provision for loss of $239 million to reduce the carrying value of these assets. Of this amount, $217 million relates to the Hollywood & Highland complex and $22 million relates to Desert Passage and certain remnant retail assets.

These provisions for loss reflect the negative impact of the September 2001 terrorist attacks on tourism, upon which Hollywood & Highland and Desert Passage depend for a significant portion of their visitors. In addition, Desert Passage was impacted by the September 2001 filing of a Chapter 11 reorganization in the United States for the Aladdin Hotel and Casino, which is adjacent to Desert Passage and upon which Desert Passage further depends for a significant portion of its visitors.

During the year, TrizecHahn recorded a provision of $26 million related to its European properties, all of which are classified as held for disposition. This net charge includes a provision of $40 million to the carrying values of assets in the Czech Republic, Poland and Brandenburg Park in Germany, reflecting current estimated near-term sales proceeds. This provision was partially offset by the successful resolution of the construction contract dispute related to Number One Poultry in London, England, where TrizecHahn received liquidated damages. This settlement resulted in the recognition of a $14 million recovery of amounts previously expensed.

TrizecHahn acquired three technology center development properties in Seattle, Boston and Chicago in late 2000. During 2001, TrizecHahn explored alternatives other than developing these properties as technology centers. After considering these alternatives, TrizecHahn decided to dispose of these properties in the near term in an orderly manner. As a result TrizecHahn recorded a provision of $63 million. In addition, a provision for loss of $3 million was recorded related to the planned sale of two non-core U.S. office assets. The five properties have been reclassified to properties held for disposition.

TrizecHahn's remaining Canadian real estate assets consist of the 151 Front Street technology center and the leasehold interest in the CN Tower, both located in Toronto. Both of these Canadian assets are classified as held for disposition. Based on current estimates of near-term sales proceeds, TrizecHahn has recorded a provision for loss of $17 million.

During 2000, a provision for losses on properties held for disposition of $128 million was recorded. The majority of the provision related to the European retail/entertainment operations ($115 million) with the remainder related to the planned sale of the balance of the remaining Canadian properties ($12 million) and four non-core U.S. office properties ($1 million). In Europe, approximately $73 million of these losses related to TrizecHahn's German operations, where anticipated realizable values had been impacted by adverse market conditions in Dresden and by the notification, in January 2001, of a partner's intention to unilaterally terminate the joint venture for the development of the Westend Plaza project in Frankfurt. In addition, approximately $14 million related to the Czech Republic, and approximately $17 million related to development projects abandoned earlier in the year.

PROVISION FOR LOSS ON GLOBAL SWITCH INVESTMENT

At December 31, 2001, TrizecHahn had an indirect 38.9% (December 31, 2000 — 33%) ownership interest in Global Switch, a European-based technology center business. Chelsfield Plc ("Chelsfield") had an indirect 38.9% ownership interest; Unicorn Assets Limited, Fassett Limited and Zamaan Limited (collectively,"Unicorn") had a 16.7% ownership interest; and Risanamento Napoli S.p.A. had a 5.5% ownership interest. TrizecHahn's investment in Global Switch is structured as a joint venture through shareholder agreements.

In the fourth quarter of 2001, TrizecHahn commenced discussions to sell its Global Switch investment to Chelsfield. While there is no definitive agreement for the sale of TrizecHahn's Global Switch investment and discussions are ongoing, management believes that the Global Switch investment is impaired. Accordingly, TrizecHahn has recorded, in addition to the impairment provision recorded in the third quarter, a further impairment provision with respect to the Global Switch investment, representing TrizecHahn's best estimate of the amount of impairment. Cumulative impairment provisions for the year total $178 million. After such provisions and accruals for transaction costs, the carrying value of TrizecHahn's Global Switch investment is $38 million at December 31, 2001. If a sale were not to occur, further impairment provisions could be required.

TrizecHahn has been negotiating for some time with Chelsfield to sell to Chelsfield all of TrizecHahn's interest in Global Switch. The sale of such interest is expected to be for ordinary shares of Chelsfield, a U.K. real estate company whose shares are listed on the London stock exchange or, at Chelsfield's option, for cash payable in 2003. In connection with the negotiation of the sale transaction, TrizecHahn agreed to advance to Chelsfield up to £25 million by way of an unsecured loan (the "Interim Loan") to be used to provide working capital for the Global Switch business and the buyout of the Unicorn approximately 17% interest in Global Switch. The Interim Loan is repayable in cash on June 28, 2002 or, in Chelsfield ordinary shares, if Chelsfield elects to acquire TrizecHahn's Global Switch interest for Chelsfield ordinary shares. Based on assurances given by Chelsfield's Chairman, TrizecHahn expects to complete a sale of its interest in Global Switch prior to the Meeting. Any shares of Chelsfield or amounts receivable from Chelsfield as part of these transactions will be transferred to Trizec Properties prior to the Effective Date. Upon completion of the sale, it is expected that TrizecHahn and its subsidiaries will be released from, and indemnified by Chelsfield in respect of, obligations under specified guarantees and other agreements in support of Global Switch debt. See Note 12 to the TrizecHahn Consolidated Financial Statements.

REORGANIZATION COSTS

Functional and Office Centralization

As previously noted, TrizecHahn recorded, as reorganization costs, a pre-tax charge of $41 million, to provide for employee severance, benefits and other costs associated with implementing the functional and office centralization plan. Included in this charge are $3.5 million of non-cash costs, which represent the accelerated recognition of a portion of the entitlements pursuant to the escrowed share grant arrangements for certain U.S. employees ($1.2 million) and the write-off of furniture, fixtures and leasehold costs at redundant locations ($2.3 million). In 2000, as a result of the decision to reorganize its European retail/entertainment operations, TrizecHahn recorded a $24 million charge related to European downsizing and employee termination costs.

The Arrangement

As a consequence of the Arrangement, which is to be completed in 2002, TrizecHahn has incurred and expensed $14 million of transaction costs, consisting of third-party advisor and professional fees, during the period ended December 31, 2001. TrizecHahn anticipates incurring additional costs of approximately $25 million prior to completion of the Arrangement. These costs will be expensed as incurred.

In December 2001, for REIT qualification purposes, Trizec Properties issued and donated 400 shares of its common stock to each of 100 charitable organizations. The aggregate 40,000 shares of common stock have been estimated by management to have a fair value of approximately $2 million, and such amount has been recorded as a donation expense and included in reorganization costs.

TrizecHahn incurred incremental professional advisory fees of $4 million in 2000 and $6 million in 1999 in order to explore certain strategic transactions and to optimize its corporate structure for tax purposes.

PROVISION FOR LOSSES FOR SECURITIES INVESTMENTS

In 2001, TrizecHahn fully provided for its securities investments in certain building telecommunication and service providers, recording a $20 million charge, net of $4 million of deferred revenue, as events and circumstances confirmed that the decline in value of these assets was considered to be other than temporary. This provision comprised of investments in Allied Riser Communications Corporation, Broadband Office Inc., Cypress Communications Inc., OnSite Access Inc., and Captivate Network Inc. In addition, as a consequence of an impairment in value of certain technology-related investments managed by Borealis Capital Corporation (formerly Dorset Partners Inc.), TrizecHahn has recorded a provision for impairment of $3 million. During 2000, TrizecHahn recorded $20 million of losses from investments related to certain technology initiatives pursued by TrizecHahn.

LOSS ON EARLY DEBT RETIREMENT

On May 17, 2001, TrizecHahn retired early $1.2 billion of existing long-term debt, which was funded through the issuance of $1.4 billion of Commercial Mortgage Pass-Through Certificates. As a consequence of these early retirements, TrizecHahn recorded a charge of $18 million, consisting of contractual redemption premiums of $14 million, and a write-off of unamortized deferred financing costs of $4 million.

As a consequence of the early retirement, in 1999, of the $600 million of exchangeable debentures, TrizecHahn expensed the remaining unamortized $20 million of deferred financing costs associated with these debentures.

FOREIGN EXCHANGE LOSSES

During 2001, the sale of certain European property operations and the repatriation of invested capital resulted in the recognition of $33 million (2000 — $8 million; 1999 — $nil) of the historic European foreign currency translation loss as an expense. In 2000, as a consequence of the sale and substantial liquidation of a majority of TrizecHahn's Canadian office properties and the resulting reduction in capital invested in Canada, the full dollar amount of the historic foreign currency translation loss of $63 million related to Canadian operations was recognized as an expense. At December 31, 2001, $41 million (2000 — $62 million) of foreign currency translation losses remain as a component of shareholders' equity related to the remaining European retail/entertainment operations in Germany, Hungary, Slovakia and the Czech Republic. This amount will fluctuate in the future, based on currency movements applied to the translation of assets, liabilities and operations. Appropriate amounts will be included in income as operations are disposed of and invested capital is repatriated.

In 2001, TrizecHahn adopted early the provisions of revised CICA Handbook Section 1650, "Foreign Currency Translation" (the "revised standard"). Amongst other recommendations, the revised standard eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year. As of December 31, 2000,

TrizecHahn's Canadian dollar long-term debt was no longer considered to be a hedge of self-sustaining foreign currency operations. As a consequence, TrizecHahn recognized a foreign exchange gain of $11 million on the unhedged portion of its Canadian dollar denominated long-term debt for the year ended December 31, 2001.

INCOME AND OTHER CORPORATE TAXES

The following summarizes the key components of the provision for income and other corporate taxes.

For the year ended December 31	2001	2000
(Expense) Recovery		
Future/Deferred taxes		
operations and sales	$ 8	(54)
provisions for loss, net of valuation allowance	63	56
REIT election	–	334
contribution of retail/entertainment assets to REIT	10	–
Taxes payable		
REIT election	–	(92)
Canadian property sales	9	(9)
	$90	235

The 2001 provision for income taxes on operations is lower primarily due to the fact that Trizec Properties determined to elect REIT status effective as of January 1, 2001, and as such, should not be liable in the future for U.S. income taxes on the earnings from its U.S. office portfolio, to the extent that the requisite amount of those earnings is distributed. Accordingly, during the current year TrizecHahn did not provide for future income taxes in the United States related to Trizec Properties' office properties operations. As previously noted, on a go-forward basis, such mandatory distributions attract withholding taxes at a currently anticipated aggregate rate of 10% for which provisions have been recorded during the year. In addition, in 2001 losses on certain property sales resulted in the recording of a deferred tax recovery.

In 2001, TrizecHahn recorded the benefit of future tax assets related to the provisions for loss on properties held for disposition, loss on Global Switch investment and losses from securities investments in the amount of $63 million (2000 — $56 million). In addition, a valuation allowance of $31 million was recorded with respect to certain Canadian timing differences related to these provisions for loss which could be realized, but is subject to a tax planning strategy that requires the successful completion of the Arrangement. In addition, as part of the Arrangement, TrizecHahn plans to contribute to Trizec Properties all retail/entertainment assets, which are owned by TrizecHahn Developments Inc. ("THDI"), an indirect wholly-owned subsidiary of TrizecHahn. Due to the planned contribution of THDI to Trizec Properties and the fact that Trizec Properties is a REIT, all of THDI's existing future tax liabilities in the amount of $10 million have been eliminated through the income tax provision, as a recovery, in the current year.

As Trizec Properties will not be liable for U.S. income taxes in the future, at the end of 2000, it eliminated all of its future tax assets and liabilities in the net amount of $334 million. This net future tax recovery was further offset by a one-time charge of $92 million arising as a result of REIT status election. Further details on the impact of REIT status election in 2000 are provided in Note 8e to the Consolidated Financial Statements.

In the first quarter of 2000, TrizecHahn adopted the provisions of the CICA Handbook Section 3465, "Income Taxes" (the "standard"). The standard requires the use of the liability method of accounting for future income taxes (formerly deferred income taxes) based on differences between the carrying amounts of assets and liabilities for tax and accounting purposes. This standard is similar to that under U.S. GAAP. In accordance with the transitional provisions of the standard, TrizecHahn has chosen not to restate prior period financial statements. Income tax information for fiscal 1999 prepared under the previous standard using the deferral method of accounting for income taxes is provided in Note 8a and g to the Consolidated Financial Statements.

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

TENANT INSTALLATION COSTS

TrizecHahn's operating properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. For comparative purposes, the total amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and taking occupancy during the period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent TrizecHahn and deal with tenant representatives. The following table reflects tenant installation costs for both new and renewal U.S. office leases that commenced during the respective years.

Tenant Installation Costs

($ millions, except per sq. ft. amounts)	2001	2000	1999
Square feet leased[1]			
new leasing	**4.5**	4.8	3.7
renewal leasing	**2.7**	2.8	2.7
Tenant installation costs	**$106.4**	88.0	102.4
Tenant installation costs per square foot	**$14.80**	11.60	16.00
Tenant allowance costs per square foot	**$ 9.40**	6.60	10.00

(1) Represents TrizecHahn's proportionate share of square feet leased.

During 2001, of the $106.4 million office tenant installation costs, only approximately $15.1 million or $5.60 per square foot (2000 — $16 million or $6.00 per square foot; 1999 — $31 million or $11.00 per square foot) was incurred to renew existing tenants. During the latter half of 2001, significant scheduled large tenant lease expiries occurred in the Atlanta, Dallas, Washington, D.C. and Houston portfolios and as such, tenant installation costs on a per square foot basis are anticipated to rise as TrizecHahn re-leases these large blocks of space.

CAPITAL EXPENDITURES

To maintain the quality of its properties and preserve competitiveness and long-term value, TrizecHahn pursues an ongoing program of capital expenditures, some of which are not recoverable from tenants. In 2001, recurring capital expenditures for the U.S. office portfolio were $8.0 million or $0.19 per square foot owned, as compared to $8.3 million or $0.19 per square foot owned in 2000. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. TrizecHahn believes that recurring maintenance capital expenditures for the office portfolio will average approximately $0.15 – $0.20 per square foot owned on an annual basis.

In addition to recurring maintenance capital expenditures, expenditures are made in connection with non-recurring events such as code-required enhancements and upgrades to common areas, lobbies and elevators. Furthermore, as part of its office acquisition strategy, TrizecHahn has routinely acquired and repositioned properties, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. TrizecHahn takes these capital improvement and new leasing tenant inducement costs into consideration in negotiating a purchase price at the time of acquisition. For 2001, total non-recurring capital expenditures for the U.S. office portfolio totalled $22 million as compared to $45 million in 2000 (1999 — $20 million). TrizecHahn anticipates that non-recurring capital expenditures for the existing portfolio will decline in future years as properties acquired in 1998 and 1999 are brought to standard and repositioning is completed.

ACQUISITION, DEVELOPMENT AND DISPOSITION ACTIVITY

As reflected in the Consolidated Statements of Cash Flows, the following property investment activities occurred in 2001.

Property Investment Analysis

	Office		Retail/ Entertainment		Global	
($ millions)	U.S.	Canada	U.S.	Europe	Switch	Total
Acquisitions	$(203)	–	–	–	–	(203)
Development expenditures	(95)	(5)	(332)	(30)	(164)	(626)
Dispositions of rental properties	108	107	3	59	–	277
Tenant installation and capital expenditures	(135)	(1)	(5)	(1)	–	(142)
Net property investment activities	$(325)	101	(334)	28	(164)	(694)

ACQUISITIONS

As previously noted, during 2001 TrizecHahn purchased three U.S. office properties in existing core markets for a purchase price of approximately $182 million. The net equity invested after acquisition financing of $28 million was $154 million. Additionally, in 2001 TrizecHahn purchased ground lease and other obligations related to two existing office properties located in Chicago for $21 million. This acquisition was fully financed, resulting in no net equity investment.

DEVELOPMENTS

Development expenditures in the U.S. office group consist primarily of costs for One Alliance Center in Buckhead, Georgia, a 560,000 square foot office property that opened in October 2001. The project was 75% leased and 47% occupied at December 31, 2001. Major tenants include Security First, Towers Perrin and BBDO South. The remaining three phases of the complex, potentially totalling 1.2 million square feet of office space, would be developed only after substantial pre-leasing is completed.

In addition, TrizecHahn has 5.3 million square feet of office development potential in key U.S. markets, assuming receipt of all necessary permits, licenses and approvals. This office development potential includes approximately 2.8 million square feet adjacent to four of our office buildings in Houston and Dallas and a 600,000 square foot development site in Rosslyn, Virginia. TrizecHahn will pursue these projects only when customer need is evident and market conditions warrant.

TrizecHahn has completed the development of three destination-oriented retail/entertainment centers. The book value at December 31, 2001, shown in the following table, represents our economic share and costs net of government contributions. The data for Paseo Colorado includes 153,000 square feet owned directly by a department store anchor, and the leasing status excludes this space. Our economic ownership interest for the Hollywood & Highland Hotel at December 31, 2001 was 84.5%. We expect that our economic ownership interest will increase to 91% as a consequence of our joint venture partner's conversion of $5 million of equity into debt.

Project Name (Ownership)	Location	Date of completion/ acquisition	Total Area (sq. ft.)	Owned Area (sq. ft.)	Book Value at December 31, 2001 ($ mil.)	Occupancy December 31, 2001	Leased December 31, 2001
Desert Passage	Las Vegas, NV	Aug. 2000	475,000	475,000	271	74%	78%
Paseo Colorado	Pasadena, CA	Sept. 2001	565,000	412,000	85	84%	93%
Hollywood & Highland	Los Angeles, CA						
Retail		Nov. 2001	645,000	645,000		72%	88%
Hotel (91%)		Dec. 2001	600,000	546,000		n/a	n/a
			1,245,000	1,191,000	311	72%	88%
			2,285,000	2,078,000	667	76%	86%

At December 31, 2001, TrizecHahn's share of expenditures required to complete these three properties is estimated at approximately $45 million, for which construction financing facilities have been arranged. At the end of 2000, TrizecHahn classified all of these assets as held for disposition, and carried them at the lower of their carrying values or estimated fair value less costs to sell. As previously noted, a provision for loss of $217 million was recorded related to the Hollywood & Highland complex and a provision for loss of $18 million related to Desert Passage was recorded for the year ended December 31, 2001.

Polus Center in Bratislava and Bonaire Park in Spain represent the majority of development expenditures in Europe for the year ending December 31, 2001.

Development expenditures at Global Switch represent TrizecHahn's share of costs incurred to construct technology centers in Amsterdam, Paris, Frankfurt, Singapore, Sydney and at the second project in London.

DISPOSITIONS

As previously noted, in 2001 TrizecHahn sold four non-core U.S. office properties for $108 million generating net proceeds, after debt repayment, of $107 million. TrizecHahn sold four Canadian office properties in 2001 for $107 million generating net proceeds, after debt repayment, of $54 million. In Europe, TrizecHahn sold five properties in 2001 for $133 million generating net proceeds, after debt repayment, of $59 million.

As previously noted, TrizecHahn intends to monetize in an orderly fashion the remaining European properties and the leasehold interest in the CN Tower. Trizec Properties' plans for the three retail/entertainment projects call for an orderly disposition over the next several years, optimizing value over reasonable sales periods. Planned disposition timelines will allow Trizec Properties to achieve stabilized income in order to optimize realized values. Net proceeds will be redeployed into the core office portfolio or used to repay mortgage debt. In addition, Trizec Properties currently intends to dispose of the 151 Front Street property, which will be transferred to it by TrizecHahn prior to completion of the Arrangement, and two non-core U.S. office properties.

TrizecHahn's ability to execute the disposition plan for these assets, as currently contemplated, is dependent upon the future economic environment, joint venture considerations and local property market conditions.

LIQUIDITY AND CAPITAL STRUCTURE

At December 31, 2001, TrizecHahn had $484 million in cash and short-term investments and $224 million in undrawn and available credit facilities. Cash and short-term investments include $142 million of escrows and restricted cash at the properties level and for other purposes. TrizecHahn's objective is to ensure, in advance, that there are ample capital resources to allow the Arrangement and related transactions to be executed.

Trizec Properties has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. In December 2001, $200 million of the facility was committed and closed with a group of four banks. The remaining $150 million of the facility has been syndicated to a group of seven banks and closed in early January 2002. The amount of the credit facility available to be borrowed at any time is determined by the unencumbered properties that Trizec Properties owns and that satisfy certain conditions of eligible properties. The amount currently eligible to be borrowed is $314 million. At December 31, 2001, no amounts were outstanding under this facility.

TrizecHahn is in the process of negotiating the Credit Facilities, in an aggregate amount of $150 million, that will be available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada. The Credit Facilities will be secured by, among other things, a pledge of the shares of Trizec Properties Common Stock indirectly owned by Trizec Canada following the Arrangement.

TrizecHahn continues to follow a conservative financial strategy by maintaining a strong balance sheet and appropriate leverage.

Leverage Ratios	2001	2000	1999
Net debt to total book capital	69%	60%	63%
Net debt to total market capitalization	56%	55%	58%

The leverage ratio is the ratio of long-term debt less cash and short-term investments ("net debt") to the sum of net debt, future income taxes and either the book value of shareholders' equity or market capitalization. The TrizecHahn Exchangeable Debentures are excluded from the calculations, as they can be satisfied through the delivery of the underlying Barrick Shares.

At December 31, 2001, long-term debt was approximately $4.2 billion. As reflected in the Consolidated Statements of Cash Flows, the following long-term debt financing activities occurred in 2001.

Long-term Debt Analysis

($ millions)	2001
Acquisitions financing	$ 49
Development financing	379
Net property financing and credit line activity	(41)
CMBS refinancing	282
Debt repaid on dispositions	(54)
Regular principal repayments	(37)
NET LONG-TERM DEBT FINANCING ACTIVITIES	$ 578

The table below summarizes long-term debt information at December 31, 2001, segmented on a basis consistent with the Arrangement.

($ millions)	Trizec Properties Office	Trizec Properties Retail/ Entertainment	Global Switch	Corporate	TrizecHahn Total
Principal repayments are due as follows:					
YEARS ENDED DECEMBER 31					
2002	$ 173	107	38	167	485
2003	183	302	7	21	513
2004	434	–	75	85	594
2005	198	–	–	174	372
2006	735	–	1	6	742
2006	1,220	17	–	210	1,447
SUBSEQUENT TO TOTAL	$2,943	426	121	663	4,153
WEIGHTED AVERAGE INTEREST RATE	6.1%	4.1%	6.1%	7.0%	6.0%
WEIGHTED AVERAGE TERM TO MATURITY	5.1 yrs.	3.7 yrs.	1.9 yrs.	4.5 yrs.	4.8 yrs.
PERCENTAGE OF FIXED RATE DEBT	76.6%	3.9%	–%	49.4%	62.5%

At December 31, 2001, excluding Global Switch debt, approximately $1.2 billion or 28% of TrizecHahn's total long-term debt was on an unhedged, floating-rate basis. Based on debt levels, interest rate hedges and interest rates in effect at December 31, 2001, a change of 100 basis points in the interest rate would have an approximately $11 million annualized impact on net interest expense, after being partially offset by higher interest income on TrizecHahn's cash balances invested.

On May 17, 2001 TrizecHahn refinanced $1.16 billion of existing long-term debt through the issue of $1.44 billion of Commercial Mortgage Pass-Through Certificates through a private placement. The certificates are backed by mortgages which secure loans on 28 U.S. office properties that have maturities of 5, 7 and 10 years. At December 31, 2001, the cost of this debt was 4.9% and it replaced existing debt at 7.1%. The transaction addressed near-term maturities of existing debt and also increased the ratio of fixed-rate debt to total debt to 63% at December 31, 2001 compared with 60% at the end of 2000.

As previously noted, in connection with the completion of the Arrangement, TrizecHahn expects to repay its outstanding corporate debt, other than the TrizecHahn Exchangeable Debentures, at a cash cost of approximately $527 million. Debt repayment will be funded by a combination of cash currently on hand, the ongoing sale of non-core assets, funds to be borrowed by Trizec Properties and distributed to Trizec Canada, and a drawdown on the Credit Facilities. Any such interim borrowing by Trizec Canada is expected to be repaid with the proceeds from future monetizations or sales of its remaining assets.

In 2002, Trizec Canada and Trizec Properties intend to make aggregate distributions in an amount equal to TrizecHahn's current regular per share dividend of $0.35 annually ($0.0875 quarterly). In 2003 and thereafter, Trizec Properties intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly distributions commencing in the first quarter of 2003. For the 66-month period following completion of the Arrangement, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock.

NEWLY ISSUED ACCOUNTING STANDARDS

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

In November 2001, the Accounting Standards Board released the new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new Section applies to all awards granted on or after the date of adoption and takes effect for fiscal years beginning on or after January 1, 2002. The standard encourages the use of the fair value based method to account for stock-based transactions but does not require it for all transactions with employees. When a company does not use the fair value based method it must disclose fair value based income and earnings per share information.

TrizecHahn is currently assessing the impact of applying this standard. It is anticipated that an expense will be recorded in the TrizecHahn Consolidated Financial Statements on exchange of TrizecHahn's Stock Options in connection with the completion of the Arrangement. The amount of the charge will depend on the number of options in issue and the market value of the underlying stock at the Effective Date of the Arrangement.

SUMMARY QUARTERLY INFORMATION

The following summarizes TrizecHahn's operating results on a quarterly basis for the years ended December 31, 2001 and 2000.

($ millions, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
2001					
Rental revenue	$ 256.4	273.8	277.7	291.3	1,099.2
Funds from real estate operations	73.7	84.7	86.9	87.7	333.0
Net income (loss)	29.4	(35.1)	(108.5)	(303.7)	(417.9)
Funds from real estate operations per share					
basic	0.50	0.57	0.58	0.59	2.24
diluted	0.49	0.56	0.58	0.58	2.22
Net income (loss) per share					
basic	0.20	(0.24)	(0.73)	(2.03)	(2.81)
diluted	0.20	(0.24)	(0.73)	(2.03)	(2.81)
2000					
Rental revenue	$ 320.4	308.0	287.8	278.8	1,195.0
Funds from real estate operations	95.2	91.4	82.7	75.2	344.5
Net income	22.7	22.6	31.6	113.8	190.7
Funds from real estate operations per share					
basic	0.60	0.58	0.54	0.50	2.23
diluted	0.60	0.58	0.54	0.50	2.22
Net income per share					
basic	0.14	0.14	0.21	0.76	1.24
diluted	0.14	0.14	0.21	0.76	1.23

Consolidated Balance Sheets

As at December 31

(U.S.$ millions)	Note	2001	2000
			(As restated Note 2)
Assets			
Properties	3	$ 6,043.3	6,073.3
Cash and short-term investments		484.4	399.0
Investments	4	370.9	452.8
Other assets	5	355.5	406.8
		$ 7,254.1	7,331.9
Liabilities			
Long-term debt	6	$ 4,152.9	3,610.6
Exchangeable debentures – carrying amount	7	483.3	496.3
– deferred amount	7	407.6	394.6
Accounts payable and accrued liabilities	5	547.3	644.6
Future income taxes	8	44.8	131.9
		5,635.9	5,278.0
Shareholders' Equity	9	1,618.2	2,053.9
		$ 7,254.1	7,331.9

See accompanying notes to the consolidated financial statements

On behalf of the Board:

Christopher Mackenzie,
Director

Howard Beck,
Director

Consolidated Statements of Income

For the years ended December 31 (U.S.$ millions, except per share amounts)	Note	2001	2000	1999
			(As restated Note 2)	
Rental Operations				
Rental revenue		$ 1,099.2	1,195.0	1,213.4
Operating expenses		(373.3)	(394.8)	(392.6)
Property taxes		(111.3)	(126.1)	(143.5)
Rental Income		614.6	674.1	677.3
General and administrative expense		(51.2)	(39.8)	(38.2)
Interest expense, net	6	(205.6)	(271.3)	(272.0)
Real Estate Operating Income before the following items		357.8	363.0	367.1
Depreciation expense		(193.8)	(191.4)	(186.4)
Exchangeable debentures interest expense, net		(12.5)	(12.2)	(14.6)
Gain (loss) on sale of properties, net	3	10.8	62.3	(43.6)
Provision for losses on properties held for disposition	10	(348.3)	(127.8)	–
Provision for losses on Global Switch investment	12	(177.5)	–	–
Reorganization costs	11	(56.6)	(27.8)	(6.4)
Provision for losses from securities investments	4	(23.3)	(20.2)	–
Foreign exchange losses	9	(21.9)	(71.4)	–
Cost of early retirement of debt	6,7	(18.0)	–	(20.0)
Income (loss) before taxes		(483.3)	(25.5)	96.1
Income and other corporate taxes recovery (expense)	8	65.4	216.2	(44.6)
Net Income (loss)		$ (417.9)	190.7	51.5
Net Income (loss) per share	16			
Basic		$ (2.81)	1.24	0.33
Diluted		$ (2.81)	1.23	0.33

See accompanying notes to the consolidated financial statements

Consolidated Statements of Retained Earnings

For the years ended December 31

(U.S.$ millions)	Note	2001	2000	1999
Retained Earnings, beginning of year, as previously reported		$ 994.6	1,037.0	1,019.5
Cumulative effect of accounting changes	2e	(71.1)	(53.4)	(10.9)
Retained Earnings, beginning of year, as restated		923.5	983.6	1,008.6
Cumulative effect of change in accounting policy for income taxes				
— no restatement	2c	–	(111.4)	–
Net income (loss)		(417.9)	190.7	51.5
Dividends		(51.7)	(54.1)	(52.4)
Subordinate voting shares purchased and cancelled	9	(0.4)	(85.3)	(24.1)
Retained Earnings, end of year		$ 453.5	923.5	983.6

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

For the years ended December 31 (U.S.$ millions)	Note	2001	2000	1999
			(As restated Note 2)	
Cash flow from (applied to)				
Operating Activities				
Net income (loss)		$ (417.9)	190.7	51.5
Adjustments to reconcile net income (loss) to total operating cash flows:				
Depreciation expense		193.8	191.4	186.4
(Gain) loss on sale of properties, net		(10.8)	(62.3)	43.6
Provision for losses on properties held for disposition		348.3	127.8	–
Provision for losses on Global Switch investment		177.5	–	–
Provision for losses from securities investments		23.3	20.2	–
Foreign exchange losses		21.9	71.4	–
Cost of early retirement of debt	6,7	4.2	–	20.0
Future income tax expense (recovery)	8	(80.9)	(335.6)	25.3
Straight-line rent adjustment	1	(22.5)	(30.0)	(43.1)
Net change in operating working capital	5	20.7	73.3	(2.0)
Total operating cash flows		257.6	246.9	281.7
Financing Activities				
Long-term debt				
Acquisition financing		48.5	–	383.1
Development financing		379.5	217.4	187.9
Property financings and credit line activity		1,580.7	327.1	579.6
Unsecured debentures repaid		–	(186.5)	–
Principal repayments		(1,376.5)	(140.3)	(711.2)
Repaid on dispositions		(54.2)	(870.3)	(1.4)
Exchangeable debentures issued	7	–	–	404.8
Exchangeable debentures redeemed	7	–	–	(392.9)
Issue of shares	9	13.4	1.6	136.3
Shares purchased and cancelled	9	(0.8)	(171.5)	(40.6)
Dividends paid		(51.7)	(54.1)	(52.4)
Total financing cash flows	5	538.9	(876.6)	493.2
Total Operating and Financing Activities		796.5	(629.7)	774.9
Investing Activities				
Properties				
Acquisitions		(202.7)	(82.8)	(661.5)
Development expenditures		(626.6)	(703.4)	(425.1)
Tenant installation costs		(112.1)	(103.5)	(119.6)
Capital expenditures		(30.3)	(55.7)	(38.2)
Dispositions		277.3	1,750.4	21.0
Barrick share sale and installment receivable		–	–	174.8
Funds provided from (invested in) other assets and liabilities		(16.7)	(90.5)	48.5
Total investing cash flows	5	(711.1)	714.5	(1,000.1)
Net Increase (Decrease) in Cash and Short-term Investments		85.4	84.8	(225.2)
Cash and Short-term Investments, beginning of year		399.0	314.2	539.4
Cash and Short-term Investments, end of year		$ 484.4	399.0	314.2

See accompanying notes to the consolidated financial statements

For the years ended December 31, 2001, 2000 and 1999
(tabular amounts in U.S.$ millions, except per share amounts)

1 Significant Accounting Policies

The consolidated financial statements of TrizecHahn Corporation ("TrizecHahn" or "the Corporation") are prepared in accordance with generally accepted accounting principles as recommended by the Canadian Institute of Chartered Accountants ("Canadian GAAP"). These principles differ in certain respects from those generally accepted in the United States ("U.S. GAAP"), and are described in Note 19, "Differences from United States Accounting Principles."

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Certain comparatives have been reclassified to conform to the current year's presentation.

a. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and of all subsidiaries of the Corporation where more than 50% of the voting shares are owned and the accounts of all incorporated and unincorporated joint ventures and partnerships to the extent of the Corporation's proportionate interest in their respective assets, liabilities, revenues, expenses and cash flows. All material intercompany transactions have been eliminated.

b. Properties held for the long term

i. Rental properties

Rental properties are recorded at cost, less accumulated depreciation, reduced for impairment losses where appropriate. Depreciation of rental properties is determined using the straight-line method over a 40 year estimated useful life period, subject to the terms of any respective ground leases.

If events or circumstances indicate that the carrying value of a completed rental property, a rental property under development, or a property held for development may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated net recoverable amount and an impairment loss is recognized.

Tenant installation costs consisting of tenant allowances and leasing costs are deferred and amortized on a straight-line basis over the term of the respective lease. Consistent with U.S. GAAP, tenant installation costs are presented as investing activities within the consolidated statements of cash flows.

Maintenance and repair costs are expensed against operations as incurred. Planned major maintenance activities (for example: roof replacement and the replacement of heating, ventilation, air conditioning and other building systems), significant building improvements, replacements and major renovations, all of which improve or extend the useful life of the properties, are capitalized to rental properties and amortized over their estimated useful lives.

Furniture, equipment and certain improvements are depreciated on a straight-line basis over periods of up to 10 years.

ii. Properties under and held for development

Properties under development consist of rental properties under construction and are recorded at cost, reduced for impairment losses where appropriate. Properties are classified as properties under development until the property is substantially completed and available for occupancy, at which time such properties are classified as rental properties. The cost of properties under development includes qualifying costs incurred in connection with their acquisition, development and construction. Such costs consist of all direct costs including costs to rent real estate projects, interest on general and specific debt and other direct expenses. Revenues relating specifically to such properties are treated as a reduction of costs until such time as construction is substantially completed and the property is available for occupancy.

Properties held for development are recorded at cost, reduced for impairment losses where appropriate.

c. Properties held for disposition

Properties held for disposition include certain properties that are determined to no longer be core assets under the strategic plan of the Corporation which was adopted in late 2000, and as such the Corporation has decided to dispose of these properties in an orderly manner. Properties held for disposition are carried at the lower of their carrying values (i.e. cost less accumulated depreciation and any impairment loss recognized, where applicable) or estimated fair value less costs to sell. Estimated fair value is determined based on management's estimate of amounts that would be realized if the property were offered for sale in the ordinary course of business, assuming a reasonable sales period and under normal market conditions. Carrying values are reassessed at each balance sheet date. Depreciation ceases once a property is classified as held for disposition.

d. Revenue recognition

The Corporation has retained substantially all of the benefits and risks of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenues include minimum rents and recoveries of operating expenses and property taxes. Recoveries of operating expenses and property taxes are recognized in the period the expenses are incurred. Certain leases provide for tenant occupancy during periods for which no rent is due or where minimum rent payments increase during the term of the lease.

The Corporation reports minimum rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income, over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in deferred rent receivable. When a property is acquired, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. The impact of the straight-line adjustment increased revenue for the year ended December 31, 2001 by $22.5 million (2000 — $30.0 million; 1999 — $43.1 million).

The Corporation provides an allowance for doubtful accounts representing that portion of tenant and other receivables and deferred rent receivables which are estimated to be uncollectable. Such allowances are reviewed periodically based upon the recovery experience of the Corporation. U.S. office tenant receivables in the accompanying consolidated balance sheets are shown net of an allowance for doubtful accounts of $9.2 million as of December 31, 2001 (December 31, 2000 — $6.9 million). Other receivables, including retail tenant receivables, are shown net of an allowance for doubtful accounts of $12.5 million as at December 31, 2001 (December 31, 2000 — $6.3 million). Deferred rent receivables are shown net of an allowance for doubtful accounts of $6.2 million as at December 31, 2001 (December 31, 2000 — $3.8 million).

Income from the sale of properties is recorded when the collection of the proceeds of sale is reasonably assured and all other significant conditions and obligations are met.

Deferred revenue in respect of building telecommunication and service provider license agreements is recognized to income over the effective term of the license agreements. If a license agreement is terminated early, any remaining unamortized balance is recognized to income at that time.

e. Reporting currency and foreign currency translation

The consolidated financial statements have been presented in U.S. dollars because it is the currency of the primary economic environment in which the Corporation conducts its operations.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate for the period. The Corporation's foreign currency operations in Canada and Europe are considered to be self-sustaining. Cumulative gains or losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity until there is a reduction in the net investment in these foreign operations, at which time an appropriate amount is included in the determination of net income.

Long-term debt which is denominated in foreign currencies, and is not a hedge of a net investment in a self-sustaining foreign operation, is translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and the resulting gains or losses are recognized in income. Subsequent to December 31, 2000, a portion of the Corporation's Canadian dollar long-term debt was no longer a hedge of a self-sustaining foreign currency operation.

In these financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars, references to "U.S.$" and "$" are to United States dollars and references to "C$" are to Canadian dollars.

f. Cash and short-term investments

Cash and short-term investments consist of liquid investments, such as time deposits, money market instruments, commercial paper, and Canadian and U.S. government securities carried at the lower of cost and quoted market value.

Cash and short-term investments include $142.2 million (December 31, 2000 — $143.0 million) of escrows and restricted cash at the property level. Escrows consist primarily of amounts held by lenders to provide for future property tax expenditures and tenant improvements, deposits on acquisitions and net proceeds, intended to be reinvested, from sale of real estate assets intended to qualify for tax deferred gain recognition under Section 1031 of the Internal Revenue Code, as amended. Restricted cash represents amounts committed for various utility deposits, security deposits and other items. Certain of these amounts may be reduced upon the fulfillment of specific obligations.

g. Investments

The Corporation accounts for investments over which it exercises significant influence by the equity method. This method adjusts the original cost of the investment for the Corporation's share of net income or losses and changes in shareholders' equity, less dividends received.

Investments in which the Corporation does not exercise significant influence are accounted for by the cost method. Income is recognized only to the extent of dividends or cash received.

The carrying values of investments which the Corporation determines to have an impairment in value, considered to be other than temporary, are written down to their estimated realizable value.

Mortgages receivable collaterized by real estate are carried at cost. The Corporation reviews, on a regular basis but not less than annually, or when events or circumstances occur, for impairment to its mortgages receivable. Impairment is considered possible when the carrying values of the mortgages receivable will not be recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets are insufficient to cover the obligations and encumbrances, including the carrying values of the mortgages receivable, in a sale between unrelated parties in the normal course of business. Interest income is generally recognized based on the terms and conditions of the mortgages receivable. Interest income ceases to be recognized when the underlying assets do not meet the contractual terms of the mortgages receivable, and are delinquent for a 90-day period. At such time interest income is generally recognized on a cash basis as payments are received.

h. Exchangeable debentures

The carrying amount of the Corporation's exchangeable debentures is based on the market price, on the balance sheet date, of the underlying Barrick Gold Corporation ("Barrick") shares that would be exchanged to extinguish the debenture liability.

As it is contemplated that delivery of the underlying Barrick shares will be made in satisfaction of the liability, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick shares.

i. Income taxes

Effective January 1, 2000, the Corporation follows the liability method of accounting for future income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Provisions are made for future tax liabilities relating to unremitted earnings of certain of the Corporation's foreign subsidiaries where it is anticipated that such earnings will be distributed in the future. The liability is calculated based on the tax rates at which the underlying temporary differences are expected to reverse in the future.

For 1999 and prior years, the Corporation followed the tax deferral method of accounting for income taxes whereby earnings are charged with income taxes relating to reported earnings. Differences between such taxes and those currently payable or recoverable are reflected in deferred income taxes and arise because of differences between the time certain items of revenue and expense are reported in the consolidated financial statements and the time they are reported for income tax purposes.

j. Financial instruments

The Corporation uses interest rate cap and swap agreements to manage risks from fluctuations in interest rates. The Corporation accounts for cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values. Any amounts receivable arising from interest rate cap contracts are recognized as a reduction of interest expense on an accrual basis. Premiums paid to arrange interest rate cap contracts are deferred and amortized over the term of the contracts. Under interest rate swap agreements, payments are recognized as adjustments to interest expense when incurred. The Corporation believes it deals with credit-worthy financial institutions as counterparties.

The Corporation also uses foreign currency forward contracts to manage currency risk on Canadian dollar denominated debt. The Corporation accounts for foreign currency forward contracts as hedges and, as a result, the carrying values of the hedged financial instruments are translated into U.S.$ using the exchange rate at which the associated forward contract will be settled.

The estimated fair value of long-term debt is based on the values derived using market interest rates of similar instruments. In determining estimates of the fair value of financial instruments, the Corporation must make assumptions regarding current market interest rates, considering the term of the instrument and its risk. Current market interest rates are generally selected from a range of potentially acceptable rates and, accordingly, other effective rates and/or fair values are possible.

The estimated fair value of the Investment in Sears Tower is based on estimated future cash flows, expected risk adjusted rates of return and other factors, all of which are subject to uncertainty. Accordingly, other fair values are possible.

The carrying amounts of cash and short-term investments, other assets, accounts payable and accrued liabilities approximate their fair value due to their short term to maturity.

Deferred financing costs, which are included in other assets, are amortized to interest expense over the term of the obligation.

k. Share-based compensation arrangements

At December 31, 2001, the Corporation has three share-based compensation arrangements: escrowed share grants; a stock-linked bonus plan; and a share option plan. These are described in Note 17. Compensation expense, based on the quoted market price of the underlying shares at the date of grant, is recognized in respect of the escrowed share grants over the three-year vesting period of the share grants on a straight-line basis. Compensation expense is recognized in respect of the Corporation's stock-linked bonus plan using the intrinsic value method, under which compensation expense is recognized for bonus awards to employees over the term of the plan, based on the quoted market price of the underlying shares, on a variable basis such that the Corporation's obligation is fully recognized by the anniversary dates. With respect to the share option plan, no compensation expense is recognized when share options are issued. Any consideration paid on exercise of stock options is credited to share capital.

l. Per share calculations

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding. Diluted per share amounts are computed after adjusting the denominator of the basic computations for the effects of all dilutive shares outstanding during the period. The dilutive effects of outstanding share purchase options and warrants are computed using the "treasury stock" method, whereby the proceeds that would be received from the exercise of options and warrants are assumed to repurchase outstanding shares of the Corporation.

2 Accounting Changes

a. Revenue recognition and building depreciation — straight-line method

In order to enhance comparability of its core business with its United States ("U.S.") office real estate investment trust ("REIT") peer group and to eliminate two differences from U.S. GAAP, commencing in 2001, the Corporation has adopted the straight-line method of revenue recognition and the straight-line method for building depreciation, on a retroactive basis for both policy changes, with restatement of prior years.

i. Revenue recognition — straight-line method

Effective January 1, 2001, the Corporation adopted the straight-line method of rental revenue recognition from an operating lease, whereby the known amount of the cash to be received under the lease is recognized into income over the term of the lease, inclusive of free rent periods. Previously, rental revenue from an operating lease was recognized as income as it became due. In addition, where the Corporation granted tenant allowances in the form of free rent, an imputed rental revenue was previously recognized over the free rent period with the corresponding tenant allowance amortized over the term of the lease. The cumulative difference between the amount recorded as revenue under the straight-line method and the rent received or currently receivable is recorded as "Deferred rent receivable" in "Other assets".

ii. Building depreciation — straight-line method

Effective January 1, 2001, the Corporation adopted the straight-line method of depreciation for rental properties over a 40-year estimated useful life period, subject to the terms of any respective ground lease. Previously, rental properties were depreciated using the sinking fund method over estimated useful lives of up to 50 years.

The following summarizes the increase (decrease) in net income and balance sheet position as a result of these two changes in accounting policies on the comparative financial statements presented:

Income Statement

Year ended December 31	2000	1999
Rental revenue		
U.S. office	$ 27.5	33.0
Other	2.5	10.1
Straight-line rent adjustment	30.0	43.1
U.S. office free rent	(11.6)	(11.6)
Other	–	(6.9)
	(11.6)	(18.5)
Total rental revenue	18.4	24.6
Depreciation expense	(76.3)	(87.7)
Gain (loss) on sale of properties, net	61.3	–
Provision for losses on properties held for disposition	3.0	–
Future income taxes	(38.0)	20.6
Net income	$ (31.6)	(42.5)
Net income impact		
Straight-line revenue recognition	$ 23.2	21.6
Straight-line building depreciation	(54.8)	(64.1)
	$ (31.6)	(42.5)

Balance Sheet

	2000
Properties	$ (224.2)
Other assets	98.2
	$ (126.0)
Accounts payable and accrued liabilities	$ (7.5)
Future income taxes	(12.4)
Retained earnings	(106.1)
	$ (126.0)

b. Foreign currency translation

In 2001, the Corporation adopted early the provisions of revised CICA Handbook Section 1650, "Foreign Currency Translation" (the "revised standard"). Amongst other recommendations, the revised standard eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year, and adds a requirement for the Corporation to disclose its exchange gains and losses.

As of December 31, 2000, the Corporation's Canadian dollar long-term debt was no longer considered to be a hedge of self-sustaining foreign currency operations. As a consequence, the Corporation has recognized a foreign exchange gain of $11.4 million (2000 — $nil; 1999 — $nil) on the unhedged portion of its Canadian dollar denominated long-term debt. This amount has been included in foreign exchange losses for the year ended December 31, 2001.

c. Income taxes

Effective January 1, 2000, the Corporation adopted the provisions of CICA Handbook Section 3465, "Income Taxes" (the "standard"). At that time, the Corporation chose not to restate prior period financial statements but to reflect the effect of implementing the standard by increasing the cost of properties by $15.0 million; increasing future income tax liabilities on the balance sheet by $140.3 million; and reducing retained earnings by $125.3 million as permitted by the transitional provisions of the standard.

As a consequence of the restatement of prior periods related to the adoption of the straight-line method of revenue recognition and the straight-line method for building depreciation described above, a further adjustment has been made to decrease future income tax liabilities and increase retained earnings by $13.9 million at January 1, 2000, the effective date of the standard. This had the effect of reducing the overall adjustment to retained earnings, on adoption of the standard, to $111.4 million.

d. Captive insurer

On July 25, 1994, the Corporation acquired its initial ownership interest in Trizec Corporation Ltd. (now TrizecHahn Holdings Ltd., a wholly-owned subsidiary of the Corporation). The acquisition included $0.3 million of debentures issued by a captive insurance company that are convertible at any time into a majority common equity interest in the captive insurer. In years prior to July 25, 1994, Trizec Corporation Ltd. provided funding and paid insurance premiums relating to directors' and officers' liability and other general insurance to the captive insurer. Substantially all of the premiums paid to the captive insurer were made prior to July 25, 1994. These policies and other agreements provide for the eventual refund of premiums in excess of claims paid. Claims for the period from July 25, 1994 to date have not been significant. The captive insurer, whose activities have been solely for the benefit of the Corporation, has been, and currently is, managed by third-party insurance specialists.

The Corporation has determined that this captive insurance company should be consolidated on a retroactive basis. Including this captive insurance company in the consolidated balance sheets of the Corporation had the impact of increasing prior years' cash and short-term investments by $50.9 million, accrued liabilities by $5.7 million, future income taxes by $10.2 million, and opening retained earnings by $35.0 million with no impact to the statements of operations for the periods presented as the revenues, expenses and resulting net income were not significant to the Corporation.

e. Cumulative retained earnings impact

The following table reconciles the cumulative retained earnings impact for the accounting changes previously noted:

	Straight-line Revenue Recognition	Straight-line Building Depreciation	Captive Insurer	Retained Earnings
January 1, 1999	$ 31.0	(76.9)	35.0	(10.9)
Net income for the year	21.6	(64.1)	–	(42.5)
January 1, 2000	52.6	(141.0)	35.0	(53.4)
Effect of accounting changes on income tax restatement	(12.6)	26.5	–	13.9
	40.0	(114.5)	35.0	(39.5)
Net income for the year	23.2	(54.8)	–	(31.6)
January 1, 2001	$ 63.2	(169.3)	35.0	(71.1)

3 Properties

The Corporation's properties are comprised of:

	2001	2000
Properties		
Held for the long term	$ 4,853.7	4,941.1
Held for disposition	1,189.6	1,132.2
	$ 6,043.3	6,073.3

Properties held for disposition include certain properties that are determined to no longer be core assets under the strategic plan of the Corporation, and, as such, the Corporation has decided to dispose of these properties in an orderly manner over a reasonable sales period.

a. Properties held for the long term

	2001	2000
Rental properties		
At cost	$ 5,256.3	4,984.8
Accumulated depreciation	(552.4)	(385.3)
	4,703.9	4,599.5
Properties under development	86.9	194.7
Properties held for development	62.9	146.9
	$ 4,853.7	4,941.1

b. Properties held for disposition

	2001	2000
Rental properties		
At cost	$ 499.2	675.5
Accumulated depreciation	(16.4)	(28.2)
	482.8	647.3
Properties under development	409.3	361.1
Properties held for development	117.4	123.8
	1,009.5	1,132.2
Global Switch properties	180.1	–
	$ 1,189.6	1,132.2

These properties are carried at the lower of depreciated cost less estimated impairment losses where appropriate, or estimated fair value less costs to sell. Implicit in management's assessment of fair values are estimates of future rental and other income levels for the properties and their estimated disposal dates. In certain cases, the estimated fair values have been calculated taking into consideration estimated disposal dates extending out into 2004. This will allow the Corporation to complete developments and achieve stabilized income levels in order to optimize realized values. Due to the significant measurement uncertainty of determining fair value, actual proceeds to be realized on the ultimate sale of these properties could vary materially from the December 31, 2001 carrying value. As a consequence of the planned sale of its investment in Global Switch (Note 12), the Corporation has reclassified the Global Switch properties to properties held for disposition at December 31, 2001.

The results of operations of properties held for disposition, including the Global Switch joint venture, are included in revenues and expenses of the Corporation. The following summarizes the condensed results of operations of the properties held for disposition:

For the years ended December 31	2001	2000
Rental revenue	$ 130.1	300.3
Operating expenses and property taxes	(76.3)	(142.3)
Rental income	$ 53.8	158.0

The impact if properties held for disposition were depreciated would have been to increase depreciation and amortization in the statement of income for the year ended December 31, 2001 by $12.4 million (2000 — $ nil).

c. Gain (loss) on sale of properties, net

For the years ended December 31	2001	2000	1999
Office properties — U.S.	$ (1.4)	41.7	–
— Canada	3.5	27.5	–
European retail/entertainment properties	8.5	(6.9)	–
U.S. retail/entertainment	0.2	–	(43.6)
	$ 10.8	62.3	(43.6)

During 2001, as planned, the Corporation sold four non-core U.S. office properties, four Canadian office properties, five properties in Europe and a remnant U.S. retail property. In 2000, the Corporation sold the majority of its Canadian office portfolio and several of its non-core properties in the United States and Europe. In 1999, the Corporation sold certain non-core retail assets.

d. In addition to development, construction and direct costs, the following carrying costs have been capitalized to properties under development during the period:

For the years ended December 31	**2001**	2000	1999
Rental revenue	**$ –**	(0.6)	(2.4)
Operating expenses and property taxes	**4.3**	3.3	3.2
Interest expense (Note 6)	**45.5**	36.7	30.1
	$ 49.8	39.4	30.9

The Corporation's share of expenditures required to complete rental properties under development is estimated at approximately $65 million, for which construction financing facilities have been arranged.

e. Future minimum rentals to be received under non-cancellable tenant leases in effect at December 31, 2001 are as follows:

Years ending December 31, 2002	$ 760.4
2003	694.0
2004	624.1
2005	556.2
2006	484.4
Thereafter	1,796.1
	$ 4,915.2

f. Properties carried at a net book value of approximately $1,114 million are situated on land subject to lease agreements expiring in the years 2017 to 2097. Minimum land rental payments for each of the next five years and thereafter are as follows:

Years ending December 31, 2002	$ 5.3
2003	5.3
2004	5.4
2005	5.5
2006	5.5
2007 to 2097	472.0
	$ 499.0

Additional rent is payable under certain leases based on rental revenue or net cash flow from properties situated on leased land.

g. In 2001, U.S. office portfolio depreciation expense relating to tenant installation costs amounted to approximately $57.0 million (2000 — $45.5 million; 1999 — $32.5 million).

4 Investments

	2001	2000
Investment in Sears Tower	$ 70.0	70.0
Building telecommunication and service provider investments	–	23.2
Loan receivable from Unicorn (Note 12)	–	24.7
Investment in Borealis (formerly Dorset)	3.8	23.8
Mortgages, notes receivable and other investments	10.9	24.9
Investment in Barrick — at cost	286.2	286.2
	$ 370.9	452.8

a. Provision for losses from securities investments

During the current year, the Corporation fully provided for its securities investments in certain building telecommunication and service providers, recording a $19.7 million charge, net of $3.5 million of deferred revenue, as events and circumstances confirmed that the decline in value of these assets was considered to be other than temporary. This provision related to its investments in Allied Riser Communications Corporation, Broadband Office Inc., Cypress Communications Inc., OnSite Access Inc., and Captivate Network, Inc. The provision related to Captivate Network, Inc., which was recorded in the fourth quarter, resulted from the significant dilution of the Corporation's subordinate ownership equity interest as a consequence of preferential funding by other investors, which occurred in November 2001.

The Corporation's investment in Borealis is comprised of investments in private equity and venture capital funds managed by Borealis Capital Corporation (formerly Dorset Partners Inc.) and in Borealis Capital Corporation. As a consequence of an impairment in value of the investments made by the Borealis venture capital fund, the Corporation has recorded a provision for impairment of $3.6 million.

During 2000, the Corporation recorded $20.2 million of losses from investments. These related primarily to certain technology initiatives pursued by the Corporation during 2000. The losses included equity losses from significantly influenced investees together with estimated provisions for impairment in value considered other than temporary of $12.4 million and realized losses of $7.8 million.

b. Investment in Sears Tower

Mortgage receivable

On December 3, 1997, the Corporation purchased a subordinated mortgage and an option to purchase the Sears Tower in Chicago (the "Investment in Sears Tower") for $70 million and became the residual beneficiary of the trust that owns the Sears Tower. In addition, the Corporation assumed responsibility for property management and leasing services. The Corporation's mortgage is subordinate to an existing non-recourse participating first mortgage which is serviced only to the extent of available cash flow. Beginning in 2002, certain minimum interest payments are required under the participating first mortgage. The minimum interest payment for 2002 is $37.5 million, increasing to $51.9 million for each of 2003 and 2004. The maturity date for this mortgage is July 2005. In order to retire all amounts collateralized by the first mortgage, including the lender's participating interest in cash flow, the lender must receive an amount sufficient to provide it with an internal rate of return of 8.6858%. Excluding the lender's participating interest in cash flow, the balance of the first mortgage, including accrued interest, is $779 million at December 31, 2001 (December 31, 2000 — $777 million).

The subordinated mortgage held by the Corporation, which matures in July 2010, has a balance, including accrued interest, of $363 million at December 31, 2001 (December 31, 2000 — $346 million), and has certain participation rights to the extent of available cash flow. As excess cash flow is not currently available to service the subordinated mortgage, no interest income has been recognized for the years ended December 31, 2001, 2000 and 1999. The fair value of the Investment in Sears Tower is estimated by management to be approximately $70 million.

The Sears Tower is currently owned by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. ("Sears"). The trust has a scheduled termination date of January 1, 2003. At any time prior to January 1, 2003, Sears has the right to acquire title to the building from the trust in exchange for readily marketable securities having a value equal to the amount, if any, by which the appraised value of the building exceeds the amount of all indebtedness collateralized by the building.

If Sears acquires the building pursuant to its right of substitution, the trust will immediately terminate and any marketable securities transferred by Sears to the trust would be distributed to the Corporation as residual beneficiary of the trust. Sears would hold title to the building subject to all indebtedness, including the Corporation's subordinated mortgage, subject to the Corporation's rights under the option. The Corporation's option to purchase the building is exercisable between January 2003 and July 2005 at a price of approximately $950 million plus 40% of the amount by which the appraised value of the building exceeds $1,063 million. If the building is purchased under the option, it would be acquired subject to all outstanding indebtedness collateralized by the building, and the amount of such indebtedness would be credited against the purchase price.

If Sears does not exercise its right of substitution, the assets of the trust, subject to the participating first mortgage, would be distributed on the scheduled termination date to the Corporation as the residual beneficiary.

c. Investment in Barrick and sale of unencumbered shares

At December 31, 2001, the Corporation's remaining investment in Barrick, an international gold mining company, consisted of 30,299,558 common shares, all of which are pledged as collateral for the full satisfaction of the exchange obligation related to exchangeable debentures (Note 7). Dividends received from Barrick during 2001 of $6.7 million (2000 — $6.7 million; 1999 — $6.1 million) have been netted against exchangeable debentures interest expense.

On February 3, 1998, the Corporation sold its 28,166,026 unencumbered shares of Barrick for gross proceeds of $512.6 million. The majority of the shares (24,896,026) were sold to the public by way of an underwritten secondary offering on an installment basis, with the balance (3,270,000) sold on a fully paid basis. For the installment sales, approximately 60% of the selling price ($272 million) was received on closing with the balance of $182.3 million received on February 3, 1999.

5 Other Assets and Liabilities

a. Other assets

	2001	2000
U.S. office tenant receivables, net of allowance for doubtful accounts	$ 38.1	49.2
Deferred rent receivable	119.1	98.2
Other receivables	33.6	52.5
Construction deposits and receivables	10.8	27.0
Prepaid expenses	33.9	44.9
Deferred financing costs, net of accumulated amortization (2001 — $25.9; 2000 — $25.5)	44.7	40.7
Deposits, deferred charges and other	51.1	75.8
Global Switch other assets	24.2	18.5
	$ 355.5	406.8

b. **Accounts payable and accrued liabilities**

	2001	2000
Trade payables	$ 6.1	9.8
Construction and tenant installation payables	112.5	183.8
Accrued interest expense	28.4	34.4
Accrued operating expenses and property taxes	132.3	142.6
Security deposits and other accrued liabilities	137.3	147.1
Taxes payable	85.7	106.6
Global Switch accounts payable and accrued liabilities	45.0	20.3
	$ 547.3	644.6

c. **Net change in operating working capital**

The net change in operating working capital includes the net change in tenant receivables, construction deposits and receivables, prepaid expenses, deferred charges and other assets, accounts payable and accrued liabilities that relate to operating activities:

For the years ended December 31	2001	2000	1999
Cash flow from (applied to)			
Tenant and other receivables	$ 12.2	(18.2)	(13.1)
Construction deposits and receivables	–	(18.6)	(2.9)
Prepaid expenses	3.3	(12.8)	(15.0)
Deferred charges and other assets	6.2	6.5	3.2
Accounts payable and accrued liabilities	(1.0)	24.8	25.8
Taxes payable	–	91.6	–
Net change in operating working capital	$ 20.7	73.3	(2.0)

d. **Consolidated statements of cash flows — supplemental information**

Significant non-cash financing and investing activities include the following:

For the years ended December 31	2001	2000	1999
Long-term debt assumed on property acquisitions	$ –	17.5	15.9
Long-term debt assumed on developments	–	6.7	66.3
Long-term debt assumed on acquisitions of retail partnership interests	69.4	–	–
Long-term debt assumed by purchasers on property dispositions	(74.2)	(207.5)	(19.6)
Other non-cash financing	3.0	–	–

Interest paid during 2001, 2000 and 1999 approximates interest expense, gross (Note 6). Cash taxes paid during 2001, 2000 and 1999 approximate current operating tax expense (Note 8).

6 Long-Term Debt

	Properties Held for the Long Term		Properties Held for Disposition		Total Debt			
	Weighted average interest rates as at December 31, 2001	2001	Weighted average interest rates as at December 31, 2001	2001	Weighted average interest rates as at December 31, 2001	2001	Weighted average interest rates as at December 31, 2000	2000
Collateralized property loans								
At fixed rates	6.94%	$ 2,248.8	–	$ –	6.94%	$ 2,248.8	7.18%	$ 1,783.0
At variable rates (subject to interest rate caps)	6.01%	88.4	–	–	6.01%	88.4	9.09%	111.9
At variable rates	2.82%	581.7	4.20%	571.3	3.50%	1,153.0	7.74%	1,070.2
Other loans								
At fixed rates	8.26%	331.6	11.87%	17.2	8.43%	348.8	8.08%	391.9
At variable rates (subject to interest rate caps)	5.88%	188.6	–	–	5.88%	188.6	7.79%	200.1
At fixed rates	5.00%	4.4	–	–	5.00%	4.4	7.76%	13.4
Global Switch loans	–	–	6.13%	120.9	6.13%	120.9	7.04%	40.1
	6.29%	$ 3,443.5	4.71%	$ 709.4	6.02%	$ 4,152.9	7.53%	$ 3,610.6

In the table above, long-term debt has been presented on a basis consistent with the classification of the underlying collateralized properties, by properties held for the long term or held for disposition.

a. Collateralized property loans

As at December 31, 2001, the Corporation has fixed the interest rates on $150.0 million (2000 — $10.5 million) of the debt classified as fixed, in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.01%, maturing on March 15, 2008. The costs to unwind these interest rate swap contracts are $3.6 million as at December 31, 2001 (2000 — nominal).

The Corporation has also entered into interest rate cap contracts expiring between April 2003 and December 2004 on $88.4 million of U.S. dollar variable rate debt which limits the underlying London Interbank Offered Rate ("LIBOR") to between 4.52% and 8.0% (5.35% on a weighted average basis). The fair value of these interest rate cap contracts to the Corporation is $1.5 million at December 31, 2001. In addition and not reclassified in the table above, the Corporation has entered into an interest rate cap contract expiring April 2004 on $584.7 million of U.S. dollar variable rate debt which limits the underlying LIBOR rate to 11.01%. At the end of the year, the fair value of this interest cap contract was nominal. At December 31, 2001, the three-month LIBOR rate was 1.87%.

b. Other loans

Included in Other loans are the following:

- C$250 million, 6.00% unsecured debentures due September 3, 2002 (2001 — $157.2 million; 2000 — $166.8 million).
- C$125 million, 7.45% unsecured debentures due June 1, 2004 (2001 — $78.6 million; 2000 — $83.4 million).
- $167.5 million, 10.875% Senior Notes due October 15, 2005 (2001 — $167.5 million; 2000 — $167.5 million). The Senior Notes, which are unconditionally guaranteed by TrizecHahn Holdings Ltd.; a wholly-owned subsidiary of the Corporation, are redeemable at the option of the Corporation on or after October 15, 2000.
- C$175 million, 7.95% unsecured debentures due June 1, 2007 (2001 — $110.0 million, 2000 — $116.7 million).

The Corporation has entered into interest rate swap contracts on $188.6 million (C$300 million) of debt included in Other loans, effectively converting the debt from fixed rate into variable rate debt maturing in June 2004 and June 2007. In addition the Corporation entered into interest rate cap contracts on this debt which limits the underlying Canadian Bankers' Acceptance Rate ("BA") to 6.0%. However, these contracts contain knockout clauses which leave the Corporation without interest rate protection should underlying BA rates exceed the knockout rate of 9.0%. As at December 31, 2001, the fair value of these contracts to the Corporation is estimated to be $10.1 million (2000 — $4.1 million). At December 31, 2001, the three-month BA rate was 2.07%.

In addition, the Corporation has entered into foreign currency forward contracts to buy C$50.0 million at a specified price of $32.2 million on September 3, 2002. The cost to settle these contracts is estimated to be $0.8 million at December 31, 2001 (2000 — $nil).

c. Principal repayments

Principal repayments of debt are due as follows:

	Properties Held for the Long Term			Properties Held for Disposition			Total Debt		
	U.S. dollar denominated debt	Other currencies denominated debt	Total debt	U.S. dollar denominated debt	Other currencies denominated debt	Total debt	U.S. dollar denominated debt	Other currencies denominated debt	Total debt
Years ending December 31, 2002	$ 173.0	158.7	331.7	107.7	45.3	153.0	280.7	204.0	484.7
2003	167.5	–	167.5	319.0	26.8	345.8	486.5	26.8	513.3
2004	434.1	78.6	512.7	1.0	79.2	80.2	435.1	157.8	592.9
2005	365.9	–	365.9	1.0	5.0	6.0	366.9	5.0	371.9
2006	734.6	–	734.6	1.0	6.2	7.2	735.6	6.2	741.8
Subsequent to 2006	1,221.1	110.0	1,331.1	20.9	96.3	117.2	1,242.0	206.3	1,448.3
	$ 3,096.2	347.3	3,443.5	450.6	258.8	709.4	3,546.8	606.1	4,152.9

Included in other currencies denominated debt is $347.8 million denominated in Canadian dollars and $258.3 million denominated in European-based currencies.

The various debt arrangements of the Corporation and its subsidiaries contain certain restrictive covenants including limitations on additional indebtedness, or distributions of dividends in respect of capital stock and are subject to the maintenance of certain financial ratios.

The estimated fair value of the Corporation's long-term debt approximates its carrying value as at December 31, 2001 and 2000.

d. Refinancing and cost of early retirement of debt

On May 17, 2001, the Corporation retired early $1.2 billion of existing long-term debt, which was funded through the issuance of $1.4 billion of commercial mortgage-backed securities. As a consequence of these early retirements, the Corporation recorded a charge of $18.0 million, consisting of contractual redemption premiums of $13.8 million, and the write-off of unamortized deferred financing costs of $4.2 million.

e. Interest charges

Interest charges consist of:

For the years ended December 31	**2001**	2000	1999
Interest cost, gross	**$ (276.9)**	(331.0)	(317.8)
Interest capitalized to properties under development	**45.5**	36.7	30.1
Interest expense	**(231.4)**	(294.3)	(287.7)
Interest income	**25.8**	23.0	15.7
Interest expense, net	**$ (205.6)**	(271.3)	(272.0)

f. Line of credit

The Corporation has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. In December 2001, $200 million of the facility was committed and closed with a group of four banks. The remaining $150 million of the facility has been syndicated to a group of seven banks and closed in early January 2002.

The amount of the credit facility available to be borrowed at any time is determined by the unencumbered properties that the Corporation owns and that satisfy certain conditions of eligible properties. The amount currently eligible to be borrowed is $314 million. At December 31, 2001, no amounts were outstanding under this facility.

7 Exchangeable Debentures

	2001	2000
Carrying amount:		
$409 million, due 2024	**$ 341.8**	351.0
$275 million, due 2021	**141.5**	145.3
	483.3	496.3
Deferred amount	**407.6**	394.6
	$ 890.9	890.9

The following exchangeable debentures are subject to exchange and redemption rights, but otherwise are required to be repaid in full at maturity. The Corporation's obligation related to any exchange or redemption of the following exchangeable debentures prior to or at maturity can be satisfied through delivery of the cash equivalent of the current market value of Barrick shares at the time of redemption or exchange, the Barrick shares, or any combination thereof. The exchangeable debentures are direct unsubordinated obligations of the Corporation.

The carrying amount of the exchangeable debentures is based on the market price, on the balance sheet date, of the underlying Barrick shares that could be exchanged to extinguish the debenture liability, and approximates their fair market value.

a. $409 million exchangeable debentures

In March 1999, the Corporation issued two series of exchangeable debentures aggregating $409 million due March 12, 2024. The net proceeds from the issue amounting to $404.8 million were used to redeem for cash previously issued $600 million exchangeable debentures which were due 2018. Interest is payable semi-annually at a rate calculated by reference to the dividend rate on the underlying Barrick shares plus 1.35%. Each $1,000 principal amount of debentures is exchangeable by the holder for 52.4162 Barrick shares or, at the option of the Corporation, payment of the cash equivalent of the current market value of such Barrick shares with accrued interest payable in cash. Subject to certain exceptions, a holder exchanging these debentures prior to March 12, 2023 will be required to pay an early exchange premium of $13.50 per $1,000 principal amount.

The debentures are redeemable at any time by the Corporation prior to maturity at a price equal to the principal amount plus accrued interest. Subject to certain exceptions, if the Corporation redeems the debentures prior to March 12, 2023, it will be required to pay a holder an early redemption premium of $13.50 per $1,000 principal amount.

As of December 31, 2001, the Corporation has placed with a trustee 21,428,580 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.

b. $275 million exchangeable debentures

In January 1996, the Corporation issued $275 million of 3% Debentures due January 29, 2021. The net proceeds from the issue amounted to $264 million. Interest is payable semi-annually. Each $1,000 principal amount of 3% Debentures is exchangeable at the option of the holder for 32.2581 common shares of Barrick, without payment of accrued interest. The 3% Debentures are redeemable at the option of the Corporation on or after January 29, 2006 at a price equal to the principal amount plus accrued interest. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder has the option to exchange each $1,000 principal amount for 32.2581 Barrick common shares, plus accrued interest payable in cash. As of December 31, 2001, the Corporation has placed with a trustee 8,870,978 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.

c. $600 million exchangeable debentures

In December 1993, the Corporation issued $600 million of 3 1/4% Debentures due December 10, 2018 with interest payable semi-annually. Each $1,000 principal amount of 3 1/4% Debentures was exchangeable at the option of the holder for 32.4675 common shares of Barrick, without payment of accrued interest. The 3 1/4% Debentures were redeemable at the option of the Corporation on or after December 10, 1998, at a price equal to the principal amount plus accrued interest. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder had the option to exchange each $1,000 principal amount for between 32.4675 and 35.7143 Barrick common shares (depending upon the current market value of Barrick shares at such time), plus accrued interest payable in cash.

In March 1999, the Corporation redeemed for cash the $600 million 3 1/4% Debentures at a price of $654.86 for every $1,000 principal amount, plus accrued interest for a total redemption price of $392.9 million. The deferred gain on redemption, which amounted to $207 million, is recorded as a deferred amount until such time as there is a realization on the disposition of the Barrick shares.

As a consequence of this early retirement, the Corporation charged to income the remaining unamortized deferred financing costs amounting to $20 million.

a. Change in Accounting Policy

In the first quarter of 2000, the Corporation adopted the provisions of the CICA Handbook Section 3465, "Income Taxes" (the "standard"). The standard requires the use of the liability method of accounting for future income taxes (formerly deferred income taxes) based on differences between the carrying amounts of assets and liabilities for tax and accounting purposes. Among other things, the standard requires: the recognition of future tax assets relating to tax-loss carry-forwards based upon a "more likely than not" test; and that acquisitions be accounted for gross of the underlying tax effects of having non-deductible tax basis in the assets as temporary differences, with an off-setting credit to future income taxes. In accordance with the requirements of the standard, and Emerging Issues Committee Abstract 108, the Corporation chose not to restate prior period financial statements, including the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. Implementation of the standard had the effect, as of January 1, 2000, of increasing the cost of properties by $15.0 million; increasing future income tax liabilities on the balance sheet by $140.3 million; and reducing retained earnings by $125.3 million. The implementation amounts for future income taxes and retained earnings were reduced by $13.9 million as a result of the changes in accounting policy for rental revenue and depreciation (Note 2c).

Income tax disclosure information for fiscal 1999 is provided below in Note 8g. This note disclosure was prepared under the previous standard using the deferral method of accounting for income taxes.

b. The provisions for income and other corporate taxes for fiscal 2001 and 2000 are as follows:

For the years ended December 31	2001	2000
(Expense) Recovery		
Income taxes		
Current		
Withholding taxes on REIT distributions	$ (18.2)	–
Operations	–	(7.2)
REIT election (Note 8e)	–	(91.6)
Canadian property sales	9.3	(9.3)
Future		
Operations and sales	8.1	(53.9)
Provisions for losses, net of valuation allowance	63.3	55.3
REIT election (Note 8e)	–	334.2
Contribution of retail/entertainment assets to REIT (note 8f)	9.5	–
Franchise, capital and alternative minimum tax	(6.6)	(11.3)
	$ 65.4	216.2

c. The provision for taxes on income differs from the provision computed at statutory rates as follows:

For the years ended December 31	2001	2000
Income tax (expense) computed at Canadian combined federal and provincial statutory rates	$ 193.8	(20.2)
Foreign operations taxed at lower rates	(5.6)	12.7
Non-deductible portion of capital gains and losses	(67.8)	(0.8)
Valuation allowance	(31.0)	–
Changes in capital gains and income tax rates	(11.3)	5.4
Contribution of retail/entertainment assets to REIT	9.5	–
Foreign losses not tax effected	(5.7)	–
Items not deductible for tax	(5.2)	–
Franchise, capital and alternative minimum tax	(6.6)	(11.3)
Expense of previously recognized tax assets	–	(18.6)
Foreign withholding tax credit	–	2.3
Impact of REIT election	–	242.6
Other	(4.7)	4.1
Total tax recovery	$ 65.4	216.2

d. Components of future income tax assets and liabilities of the Corporation at December 31 are as follows:

	2001	2000
Canada and other		
Provision for losses and operating and capital losses	$ (147.3)	(58.1)
Investments, properties and related assets	95.9	98.1
Unremitted earnings of REIT subsidiary (Note 8e)	5.2	30.0
	(46.2)	70.0
Valuation allowance	31.0	–
	(15.2)	70.0
United States		
Operating losses	–	(20.9)
Properties and related assets	60.0	82.8
	60.0	61.9
	$ 44.8	131.9

A valuation allowance has been recorded with respect to certain Canadian timing differences related to provisions for loss which could be realized, subject to a tax planning strategy that requires the successful completion of the Plan of Arrangement as described in Note 11.

e. REIT election

In December 2000, the Corporation's indirect wholly-owned U.S. office properties subsidiary TrizecHahn (USA) Corporation ("THUSA") determined that it would elect to be taxed as a real estate investment trust ("REIT") pursuant to Sections 856 through 860 of the Internal Revenue Code, as amended. The REIT election will be effective as of January 1, 2001. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. The Corporation believes that THUSA substantially met the qualifications for REIT status as of December 31, 2000 and December 31, 2001 and intends for it to satisfy all such qualifications in the future.

The impact of THUSA's conversion to REIT status had the following impact on taxes for the year ended December 31:

For the year ended December 31	2000
Recovery (Expense)	
i. Elimination of THUSA's net future tax liability at December 31, 2000	$ 364.2
ii. Establish future tax liability in respect of undistributed earnings of THUSA	(30.0)
Net future tax recovery	334.2
iii. Current taxes payable arising from REIT election	(91.6)
Net tax recovery	$ 242.6

i. The Corporation believes that THUSA will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years. Accordingly, THUSA eliminated all of its existing future tax assets and liabilities by crediting the income statement with an amount totalling $364.2 million at December 31, 2000. This amount included a 2000 future tax expense of $45.8 million related to U.S. office operations. The Corporation does not expect to provide for future income taxes in subsequent periods in the United States related to THUSA's office properties operations.

ii. On conversion of THUSA to a REIT, a future income tax liability has been recognized in these consolidated financial statements to the extent that the Corporation's carrying value of its investment in THUSA, incorporating undistributed earnings of THUSA, exceeded its tax basis in THUSA. It is anticipated that this difference will reverse in the foreseeable future as THUSA will be required to distribute annually at least 90% of its REIT taxable income in order to retain REIT status. This liability has been recorded using an aggregate 10% tax rate which is applicable to such distributions. This resulted in the recognition of a liability of $30.0 million at December 31, 2000. The Corporation currently expects to provide taxes based on 10% of THUSA's net income, which is in respect of annual REIT distributions.

iii. The election of REIT status resulted in the deemed liquidation of all subsidiaries owned by THUSA. The gain arising from this deemed liquidation resulted in net taxes payable of $59.3 million.

In order to qualify for REIT status, THUSA is required to distribute its "Earnings and Profits" from non-REIT years, based on accumulated taxable income to December 31, 2000. This distribution results in the recognition of withholding taxes in the amount of $32.3 million.

iv. In connection with its election to be taxed as a REIT, THUSA will also elect to be subject to the "built-in gain" rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on THUSA's assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion. Such net unrealized gains are estimated to be approximately $2 billion. Management currently believes that THUSA will not incur such taxes on built-in gains during the ten-year period as substantially all of its assets are not held for disposition and due to the potential for THUSA to make non-taxable asset dispositions, such as like-kind exchanges.

f. **Contribution of retail/entertainment assets to REIT**

As part of the corporate reorganization described in Note 11, the Corporation plans to contribute to THUSA all retail/entertainment assets, which are owned by TrizecHahn Developments Inc. ("THDI"), an indirect wholly-owned subsidiary of the Corporation. Due to the planned contribution of THDI to THUSA and the fact that THUSA is a REIT, all of THDI's existing future tax liability in the amount of $9.5 million has been eliminated through income tax expense, as a recovery, in the current year.

g. **Prior year's information**

As explained in 8a, the following information was prepared under the previous standard using the deferral method of accounting for income taxes.

i. The provision for income and other corporate taxes is as follows:

For the year ended December 31	1999
Income taxes	
Current	$ (5.0)
Deferred – operations	(41.6)
– loss on sale of properties, net	16.3
Incremental withholding taxes – reorganization	(7.6)
Other corporate tax – current	(6.7)
Total tax expense	$ (44.6)

ii. The provision for income taxes on income differs from the provision computed at statutory rates as follows:

For the year ended December 31	1999
Income tax expense computed at Canadian combined federal and provincial statutory rates	$ (42.9)
Foreign operations taxed at lower rate	(0.4)
Losses not tax effected	(34.9)
Utilization of tax-loss carry-forwards	44.8
Foreign withholding taxes	(7.6)
Tax on large corporations	(3.2)
State and other capital taxes	(3.5)
Other	3.1
Total tax expense	$ (44.6)

9 Shareholders' Equity

	2001	2000
Share capital	$ 1,214.8	1,201.8
Foreign currency translation adjustment	(50.1)	(71.4)
Retained earnings	453.5	923.5
	$ 1,618.2	2,053.9

a. **Share capital**

At December 31, 2001, the authorized share capital of the Corporation consisted of:

- an unlimited number of preferred shares, issuable in one or more series;
- an unlimited number of subordinate voting shares without par value, carrying one vote per share; and
- 7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of TrizecHahn in the aggregate.

b. **Issued and outstanding share capital**

The number of shares and warrants issued and outstanding (in millions) was as follows:

	Voting Shares				
	Subordinate	Multiple	Total	Warrants	Amount
December 31, 1998	145.2	7.5	152.7	14.0	$ 1,166.6
Issued (cancelled) during 1999					
– on exercise of stock options	0.3	–	0.3	–	3.6
– shares purchased for cancellation	(2.2)	–	(2.2)	–	(16.5)
– on exercise of warrants	8.0	–	8.0	(14.0)	132.7
December 31, 1999	151.3	7.5	158.8	–	1,286.4
Issued (cancelled) during 2000					
– on exercise of stock options	0.1	–	0.1	–	1.6
– shares purchased for cancellation	(10.7)	–	(10.7)	–	(86.2)
December 31, 2000	140.7	7.5	148.2	–	1,201.8
Issued (cancelled) during 2001					
– on exercise of stock options	1.2	–	1.2	–	13.4
– shares purchased for cancellation	(0.1)	–	(0.1)	–	(0.4)
December 31, 2001	141.8	7.5	149.3	–	$ 1,214.8

In May 2000, the Corporation commenced a normal course issuer bid pursuant to the rules of the Toronto Stock Exchange. During the year ended December 31, 2001, 0.1 million (2000 — 10.7 million; 1999 — 2.2 million) subordinate voting shares were purchased for cancellation at an average cost of $14.81 per share or $0.8 million (2000 — $15.97 per share or $171.5 million; 1999 — $18.75 per share or $40.6 million). The excess of the purchase cost over the average paid-in amount for 2001 was $6.71 per share or $0.4 million (2000 — $7.94 per share or $85.3 million; 1999 — $11.14 per share or $24.1 million) and was charged to retained earnings.

At December 31, 1998, 13,976,997 warrants were outstanding. During 1999, 13,771,042 of these warrants were exercised at a price of C$14.14 each, resulting in the issuance of 7,987,213 subordinate voting shares of the Corporation for a total cash consideration of approximately $132.7 million. The balance of the warrants expired without being exercised.

c. **Dividends and dividend restrictions**

In 2001, the Corporation declared and paid dividends in United States dollars of $0.35 per share (2000 — $0.35 per share; 1999 — $0.35 per share). The various debt arrangements of TrizecHahn Holdings Ltd., a direct wholly-owned subsidiary of the Corporation and THUSA, an indirect subsidiary of the Corporation and its subsidiaries, contain certain covenants including limitations on payment of dividends by them.

d. Foreign currency translation adjustment

For the years ended December 31	2001	2000	1999
Beginning of year			
Canada	$ –	(55.6)	(77.3)
Europe	(62.2)	(33.5)	(0.5)
Barrick investment	(9.2)	(9.2)	(9.2)
	$ (71.4)	(98.3)	(87.0)
Changes during the year			
Changes in exchange rates on investments			
Canada	$ –	(7.5)	20.7
Europe	(11.6)	(36.8)	(32.2)
	(11.6)	(44.3)	(11.5)
Exchange rate changes on current period transactions			
Canada	–	(0.1)	1.0
Europe	(0.4)	(0.1)	(0.8)
	(0.4)	(0.2)	0.2
Recognized as expense during the year			
Canada	–	63.2	–
Europe	33.3	8.2	–
	33.3	71.4	–
Total changes during the year	$ 21.3	26.9	(11.3)
End of year			
Canada	$ –	–	(55.6)
Europe	(40.9)	(62.2)	(33.5)
Barrick investment	(9.2)	(9.2)	(9.2)
	$ (50.1)	(71.4)	(98.3)

During 2001, the sale of certain European property operations and the repatriation of invested capital resulted in the recognition of a portion of the historic European foreign currency translation loss of $33.3 million (2000 — $8.2 million) as an expense.

By the end of 2000, the Corporation had reduced its net investment in its self-sustaining foreign currency operations in Canada as a result of the sale and substantial liquidation of a majority of the Corporation's Canadian office properties and the resulting reduction in capital invested in Canada. The full dollar amount of the historic foreign currency translation loss of $63.2 million accumulated in the "foreign currency translation adjustment" account related to Canadian operations was recognized as an expense.

The amount related to the Barrick investment will be recognized as an expense, proportionately, when there is a reduction in the Corporation's net investment in Barrick.

The following summarizes foreign exchange gains (losses) included in the statements of income:

For the years ended December 31	**2001**	2000	1999
Foreign exchange gains on unhedged portion of Canadian dollar denominated long-term debt (Note 2b)	**$ 11.4**	–	–
Recognition of historical foreign currency adjustment resulting from sale of assets and reduction of net investment in:			
Canada	**–**	(63.2)	–
Europe	**(33.3)**	(8.2)	–
	$ (21.9)	(71.4)	–

10 Provision for Losses on Properties Held for Disposition

The following is a summary of provisions for impairment losses on properties held for disposition (excluding Global Switch Investment — Note 12).

	2001	2000	1999
U.S. retail/entertainment properties	**$ (239.4)**	–	–
European retail/entertainment properties	**(25.4)**	(114.8)	–
Office properties and other			
U.S.	**(66.3)**	(1.5)	–
Canada	**(17.2)**	(11.5)	–
	$ (348.3)	(127.8)	–

a. Year ended December 31, 2001

i. U.S. retail/entertainment properties

By December 31, 2001, the Corporation had opened all of its U.S. retail/entertainment projects. The retail/entertainment component of Hollywood & Highland in Los Angeles, California opened on November 8, 2001, while the hotel component opened on December 26, 2001. Paseo Colorado in Pasadena, California opened on September 28, 2001. Desert Passage in Las Vegas, Nevada opened in August 2000. Consistent with the previously announced strategy to focus on the U.S. office business, the Corporation intends to pursue an orderly disposition of these properties. At the end of 2001, these assets were classified as held for disposition, and are carried at the lower of cost and estimated fair value less cost to sell.

Hollywood & Highland and Desert Passage depend on tourism for a significant portion of their visitors. The events of September 11, 2001 have significantly impacted the levels of tourism and, furthermore, have created significant general economic uncertainty. In addition, the Aladdin Hotel and Casino, which adjoins Desert Passage, filed for Chapter 11 reorganization on September 28, 2001. During the fourth quarter, the Corporation commissioned third-party appraisals of its retail/entertainment properties. These appraisals indicated a decline in the fair value of these assets and accordingly, the Corporation recorded a provision for loss of $239.4 million to reduce the carrying value of these assets. Of this amount, $217.0 million relates to the Hollywood & Highland complex and $22.4 million relates to Desert Passage and certain remnant retail assets.

ii. **European retail/entertainment properties**

During the year, the Corporation recorded a provision for loss of $25.4 million related to its European properties, all of which are classified as held for disposition. This net charge includes a provision of $39.8 million to the carrying values of assets in the Czech Republic, Poland and Brandenburg Park in Germany, reflecting current estimated near-term sales proceeds. This provision was partially offset by the successful resolution of the construction contract dispute related to Number One Poultry in London, England, where the Corporation received liquidated damages. This settlement resulted in the recognition of a $14.4 million recovery of amounts previously expensed.

iii. **Office properties and other**

The Corporation acquired three technology center development properties in Seattle, Boston and Chicago in late 2000. During the current year, the Corporation explored alternatives other than developing these properties as technology centers. After considering these alternatives, the Corporation decided to dispose of these properties in the near term in an orderly manner. As a result, the Corporation recorded a provision for loss of $63.4 million. In addition, a provision for loss of $2.9 million was recorded related to the planned sale of two non-core U.S. office assets. The five properties have been reclassified to properties held for disposition.

The Corporation's remaining Canadian real estate assets consist of the 151 Front Street technology center and the leasehold interest in the CN Tower, both located in Toronto. Both of these Canadian assets are classified as held for disposition. Based on current estimates of near-term sales proceeds, the Corporation has recorded a provision for loss of $17.2 million.

b. Year ended December 31, 2000

i. **European retail/entertainment properties**

As a consequence of the decision to dispose of its European retail/entertainment operations, the Corporation recorded a provision in the amount of $114.8 million, related to estimated losses for the abandonment of pre-development projects and the near-term disposition of properties. Of this provision, approximately $73 million related to the Corporation's German operations, where anticipated realizable values had been impacted by adverse market conditions in Dresden and by the notification, in January 2001, of a partner's intention to unilaterally terminate the joint venture for the development of the Westend Plaza project in Frankfurt. In addition, approximately $14 million relates to the Czech Republic, and approximately $17 million relates to abandoned development projects.

ii. **Office properties and other**

The provision recorded for the office operations relates primarily to the planned sale of the balance of the remaining Canadian office properties and four non-core U.S. office properties.

.11 Reorganization Costs

a. **Functional and office centralization**

Based on its strategic plan, the Corporation has targeted general and administrative expense savings from its focus on the core U.S. office portfolio and the benefits to be derived from both functional and office location consolidations. As a result of a comprehensive review of its operations for this purpose, the Corporation initiated a reorganization plan to simplify its management structure, eliminate certain senior management positions and corporate development functions and centralize accounting, payroll and information services functions in Chicago. The reorganization plan will ultimately result in the separation of approximately 200 employees in the Corporation's U.S. and Canadian offices by the end of 2002.

During the year ended December 31, 2001, the Corporation recorded as Reorganization costs a pre-tax charge of $41.1 million to provide for employee severance, benefits and other costs associated with implementing the reorganization plan. Included in this charge are $3.5 million of non-cash costs which represent the accelerated recognition of a portion of the entitlements pursuant to the escrowed share grant arrangement for certain U.S. employees

($1.2 million) and the write-off of furniture, fixtures and leasehold costs at redundant locations ($2.3 million). At December 31, 2001, $20.4 million had been paid-out, with $17.2 million included in Accounts payable and accrued liabilities.

In addition to the reorganization costs to execute the plan, the Corporation anticipates incurring ongoing incremental transition costs including relocation, hiring and consulting costs. These costs are expensed as incurred. During the year, the Corporation incurred $2.6 million of such costs which are included in General and administrative expense.

In 2000, as a result of the decision to reorganize its European retail/entertainment operations, the Corporation recorded a $24.0 million charge related to European downsizing and employee termination costs.

b. Corporate reorganization

In September 2001, the Corporation announced a corporate reorganization that will result in THUSA becoming a publicly traded U.S. REIT, which will own all the Corporation's U.S. assets. Most, if not all, of the Corporation's U.S. shareholders will have a direct ownership interest in THUSA and most, if not all, other shareholders will hold shares in a new publicly-traded Canadian company ("Canco") that will own indirectly approximately 40% of THUSA. THUSA and Canco intend to pay identical dividends, and the reorganization is intended to create economic equivalence between a THUSA share and a Canco share.

It is intended that the new structure will be effected by way of a Plan of Arrangement under Canadian law. It will require approval by U.S. and non-U.S. shareholders each voting as separate classes (each by simple majority), and by all shareholders voting as a whole (66 2/3%) and approval by the Ontario Superior Court of Justice. The Corporation has filed a registration statement with the Securities Exchange Commission to register under the Securities Act of 1934 the shares of THUSA which are to be exchanged for TrizecHahn shares. Application will be made to the New York Stock Exchange to list THUSA and to the Toronto Stock Exchange to list Canco.

As a consequence, the Corporation has incurred and expensed $13.5 million of transaction costs consisting of third-party advisor and professional fees during the period. The Corporation anticipates incurring additional costs prior to completion of the reorganization. These costs will be expensed as incurred.

In addition in the current year, for REIT qualification purposes, THUSA issued and donated 400 shares of its common stock to each of 100 charitable organizations. The aggregate 40,000 shares of common stock have been estimated by management to have a fair value of approximately $2.0 million, and such amount has been recorded as a donation expense and included in Reorganization costs.

The Corporation incurred incremental professional advisory fees of $3.8 million in 2000 and $6.4 million in 1999 in order to explore certain strategic transactions and to optimize its corporate structure for tax purposes.

.12 Global Switch Investment and Provisions for Losses

At December 31, 2001, the Corporation had an indirect 38.9% (December 31, 2000 — 33%) ownership interest in Global Switch S.a.r.l., a Luxembourg company, operating a European-based technology center business. Chelsfield Plc ("Chelsfield") had an indirect 38.9% ownership interest; Unicorn Assets Limited, Fassett Limited and Zamaan Limited (collectively, "Unicorn") had a 16.7% ownership interest; and Risanamento Napoli S.p.A. had a 5.5% ownership interest. In addition, at December 31, 2001 the Corporation had loans receivable from Unicorn in the amount of $19.3 million (December 31, 2000 — $24.7 million). Collectively the ownership interest and loans to Unicorn are referred to as the "Global Switch Investment". The Global Switch Investment is structured as a joint venture through shareholder agreements.

In the fourth quarter of 2001, the Corporation commenced discussions to sell its Global Switch Investment. While there is no definitive agreement for the sale of the Corporation's Global Switch Investment and discussions are ongoing, management believes that the Global Switch Investment is impaired. Accordingly, the Corporation has recorded, in addition to the impairment provision recorded in the third quarter, a further impairment provision with respect to the Global Switch Investment, representing the Corporation's best estimate of the amount of impairment.

Cumulative impairment provisions for the year total $177.5 million. After such provisions, the carrying value of the Corporation's Global Switch Investment is $38 million at December 31, 2001. If a sale were not to occur, further impairment provisions could be required.

The Corporation has agreed to advance up to £25 million ($36 million) in the form of an unsecured loan to Chelsfield, with such funds to be matched by Chelsfield and used to provide funds for the Global Switch business and the buyout of Unicorn's ownership interest. This loan bears interest at LIBOR plus 1% and is required to be repaid by June 28, 2002. As of February 11, 2002 the Corporation has advanced £5.2 million ($7.5 million) under the loan facility.

The Corporation, in connection with a £167 million ($242 million) Global Switch loan facility, of which £146 million ($212 million) is outstanding as at December 31, 2001, has directly guaranteed £28 million or $40.6 million (2000 — £19.5 million or $29.1 million) of this debt which is secured by three of Global Switch's properties. In addition, the Corporation is party to a development performance guarantee under the loan facility. To the extent that there is exposure under this performance guarantee, it would be mitigated by the underlying value of the three properties, its direct guarantee noted previously and by agreements with certain of its joint venture partners to share equally in all guarantee obligations.

The Corporation continues to account for Global Switch using the proportionate consolidation method, and as such, the pro rata results of operations, including the impact of provisions, cash flows and balance sheet of Global Switch are included in the Corporation's consolidated statements and are summarized in Note 14, Segmented Information.

.13 Real Estate Joint Ventures

In its real estate operations, the Corporation participates in incorporated and unincorporated joint ventures and partnerships with other venturers in various properties which are accounted for using the proportionate consolidation method. The consolidated financial statements include the Corporation's proportionate share of assets, liabilities, revenue, expenses and cash flows. The following disclosure excludes the Corporation's Global Switch Investment.

a. The following amounts represent the total assets and liabilities of joint ventures in which the Corporation participates and its proportionate share of the assets and liabilities.

	Total		Proportionate Share	
	2001	2000	**2001**	2000
Assets	**$ 1,758.4**	2,347.7	**906.6**	1,242.4
Liabilities	**1,075.9**	1,388.0	**549.3**	715.7

b. The following summary presents the Corporation's proportionate share of revenue, expenses and cash flows of joint ventures in which the Corporation participates.

For the years ended December 31	**2001**	2000	1999
Revenue	**$ 129.1**	137.2	113.0
Expenses	**(97.4)**	(108.0)	(90.5)
Cash flow from (applied to):			
Operating activities	**43.9**	14.8	39.1
Financing activities	**54.0**	153.9	99.2
Investing activities	**(118.2)**	(206.2)	(145.0)

c. The Corporation is contingently liable for certain obligations of its partners in such joint ventures. In each case, all of the assets of the joint venture are available for the purpose of satisfying such obligations. At December 31, 2001, the Corporation has guaranteed or is otherwise liable for approximately $16.5 million (December 31, 2000 — $77 million) of its partners' share of recourse property debt.

14 Segmented Information

a. The Corporation is a fully integrated real estate operating and development company focused on the United States. Its activities include the acquisition, development and operation of office properties. The Corporation's strategy is to focus on the core U.S. office business and optimize value from the disposition of non-core assets (U.S. retail/entertainment, European retail/entertainment, Canadian office and technology center investments including its joint venture interest in Global Switch).

Separate management groups head the combined office segment, the U.S. retail/entertainment development segment and the European and Global Switch operations. The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the corporate level. The following presents information by reportable segment for each of the years in the three year period ended December 31, 2001.

	U.S. Office			Canada Office			U.S. Retail		
For the years ended December 31	2001	2000	1999	2001	2000	1999	2001	2000	1999
Rental operations									
Rental revenue	$978.5	964.8	894.1	35.1	173.1	294.3	44.3	22.7	14.8
Operating costs	(414.0)	(406.4)	(381.8)	(22.9)	(82.9)	(142.8)	(19.3)	(9.4)	(7.1)
Rental income	$564.5	558.4	512.3	12.2	90.2	151.5	25.0	13.3	7.7

	Europe			Global Switch			Total		
For the years ended December 31	2001	2000	1999	2001	2000	1999	2001	2000	1999
Rental operations									
Revenue	$ 28.9	30.3	10.2	12.4	4.1	–	1,099.2	1,195.0	1,213.4
Operating costs	(11.8)	(17.3)	(4.4)	(16.6)	(4.9)	–	(484.6)	(520.9)	(536.1)
Rental income	$17.1	13.0	5.8	(4.2)	(0.8)	–	614.6	674.1	677.3
General and administrative expense							(51.2)	(39.8)	(38.2)
Interest expense, net							(205.6)	(271.3)	(272.0)
Real estate operating income							$ 357.8	363.0	367.1

A reconciliation of Real estate operating income to Net Income is not considered necessary as all other line items on the face of the income statement are not allocated by the Corporation to defined segments.

	United States				International		Europe		Canada			
	Office		Retail		Global Switch		Retail and Mixed-use		Office and Corporate		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Assets												
Properties												
Held for the long term	$ 4,853.7	4,726.9	–	–	–	185.7	–	–	–	28.5	4,853.7	4,941.1
Held for disposition	74.4	110.2	678.7	504.0	180.1	–	210.6	383.3	45.8	134.7	1,189.6	1,132.2
Investments and other assets	329.4	346.5	26.3	44.0	24.2	43.2	11.5	30.9	335.0	395.0	726.4	859.6
	$ 5,257.5	5,183.6	705.0	548.0	204.3	228.9	222.1	414.2	380.8	558.2	6,769.7	6,932.9
Cash and short-term investments											484.4	399.0
Total assets											$ 7,254.1	7,331.9
Long-term debt	$ 2,942.9	2,626.0	425.9	133.4	120.9	40.1	146.4	218.0	516.8	593.1	4,152.9	3,610.6

For the years ended December 31	2001	2000	1999
Net property investing activities			
United States			
Office	$ 325.1	(52.4)	828.9
Retail	334.2	221.2	117.9
Global Switch	164.5	174.1	–
Europe			
Retail and mixed-use	(28.1)	(20.1)	191.2
Canada			
Office and corporate	(101.3)	(1,127.8)	85.4
	$ 694.4	(805.0)	1,223.4

b. The following supplementary information presents the financial position of the Corporation as at December 31, 2001 segmented as to, held for the long term, held for disposition and Global Switch.

		Held for Disposition			
As at December 31, 2001	Held for the Long Term	Real Estate	Global Switch	Total	Consolidated
Assets					
Properties	$ 4,853.7	1,009.5	180.1	1,189.6	**6,043.3**
Cash and short-term investments	442.8	33.9	7.7	41.6	**484.4**
Investments and other assets	647.1	55.1	24.2	79.3	**726.4**
	$ 5,943.6	1,098.5	212.0	1,310.5	**7,254.1**
Liabilities					
Long-term debt	$ 3,443.5	588.5	120.9	709.4	**4,152.9**
Exchangeable debentures	890.9	–	–	–	**890.9**
Accounts payable and accrued liabilities	347.2	155.1	45.0	200.1	**547.3**
	$ 4,681.6	743.6	165.9	909.5	**5,591.1**
Future income taxes					**44.8**
Shareholders' equity					**1,618.2**
					$7,254.1

.15 Contingencies

a. Litigation

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2001, cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

b. Concentration of credit risk

The Corporation performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the Corporation's properties are geographically diverse and tenants operate in a variety of industries, to the extent the Corporation has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payment could have an adverse effect on the Corporation.

The Corporation maintains certain of its cash and short-term investments at U.S. financial institutions. The combined account balances at each institution typically exceed U.S. Federal Deposit Insurance Corporation insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

c. Environmental

The Corporation, as an owner of real estate, is subject to various environmental laws of federal and local governments. Compliance by the Corporation with existing laws has not had a material adverse effect on the Corporation's financial condition and results of operations, and management does not believe it will have such an impact in the future. However, the Corporation cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.

d. Insurance

The Corporation carries with third-party insurers, comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as from wars or environmental contamination) which are either uninsurable or not economically insurable.

The Corporation currently has insurance for earthquake risks, subject to certain policy limits and deductibles, and will continue to carry such insurance if it is economical to do so. There can be no assurance that earthquakes may not seriously damage the Corporation's properties (several of which are located in California, historically an earthquake-prone area) and that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses suffered. The Corporation currently has insurance against acts of terrorism, subject to policy limits and deductibles, and subject to exemption for terrorist acts that constitute acts of war. There can be no assurance that insurance coverage for acts of terrorism will be available on commercially acceptable terms in the future. In addition, there can be no assurance that third party insurers will be able to maintain reinsurance sufficient to cover any losses that may be incurred as a result of terrorist acts. Should an uninsured or underinsured loss occur, the Corporation could lose its investment in, and anticipated income and cash flows from, one or more of its properties, but the Corporation would continue to be obligated to repay any collateralized property loans on such properties.

Additionally, although the Corporation generally obtains owner's title insurance policies with respect to its properties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, the Corporation could lose all or part of its investment in, and anticipated income and cash flows from, such property.

16 Per Share Amounts

The following tables set forth the computation of basic and diluted net income per share.

Per Share Data

For the years ended December 31	2001	2000	1999
Numerator:			
Net income (loss)	$ (417.9)	190.7	51.5
Denominator for net income per share (in millions):			
Weighted average shares outstanding	148.6	154.2	155.3
Impact of dilutive potential shares resulting from			
Share purchase options	–	1.0	1.7
Share purchase warrants	–	–	0.7
Dilutive shares	–	1.0	2.4
Denominator for diluted per share amounts	148.6	155.2	157.7
Net income (loss) per share			
Basic	$ (2.81)	1.24	0.33
Diluted	$ (2.81)	1.23	0.33

The following share purchase options were not included in per share computations as they would have an anti-dilutive effect.

Anti-dilutive Securities	Weighted Average Exercise Price	Number of Options (in millions) For the years ended December 31		
		2001	2000	1999
2001	C$25.55	**16.3**	–	–
2000	C$29.08	–	9.8	–
1999	C$31.43	–	–	9.2

17 Share-Based Compensation Arrangements

Compensation expense recognized in respect of TrizecHahn's share-based compensation arrangements totalled $6.8 million (2000 — $1.5 million; 1999 — $nil).

a. Escrowed share grants

On November 9, 2000, the Corporation made grants of escrowed shares to certain U.S. employees under which an escrow agent purchased 904,350 of the Corporation's subordinate voting shares in the open market, and deposited them in escrowed accounts. The employee is entitled to the voting rights and dividends paid on the shares during the period. One-third of the share grants vest and are released to the employees on each of the anniversary dates of the grant over a three-year period. Under certain employment termination conditions, the employee's entitlement to the shares is forfeited and the shares are returned for cancellation, while fully-accelerated vesting occurs if an employee is terminated without cause. The cost of acquiring the shares of $12.4 million is amortized to compensation expense, on a straight-line basis, over the vesting period of the plan. The unamortized balance at December 31, 2001 is $6.7 million (December 31, 2000 — $11.7 million).

b. Stock-linked bonus plan

On November 9, 2000, the Corporation created a stock-linked bonus plan for certain non-U.S. employees providing for annual bonuses based upon a notional number of the Corporation's shares specified on the commencement of the plan. The notional number of shares in respect of each year of the three-year plan is 304,947. Continuing employees are entitled to receive a cash bonus on each anniversary date of the plan based on the notional number of shares multiplied by the ten-day average of the current market price of the Corporation's shares, the calculation and payment date for which may be deferred to a limited extent in accordance with the plan. Employees whose employment is terminated by the Corporation without cause and in other limited circumstances are entitled to termination amounts based on future years bonus entitlements under the plan. Employees whose employment terminates in other cases cease to have any entitlement under the plan. The Corporation accrues compensation expense on the stock-linked bonus plan over the term of the plan as a function of the quoted market price of the Corporation's shares, on a variable basis, such that the Corporation's obligation under the plan is fully recognized by the anniversary dates.

c. Share purchase options

The Corporation has a stock option plan in which options may be granted to directors, officers and key employees to purchase up to 18,840,173 subordinate voting shares at December 31, 2001, of the Corporation at prices, in Canadian dollars, which are not below the market price of the shares at the time of the granting of the options. There are stock options outstanding, expiring at various dates to October 2008, with a weighted average number of years remaining at December 31, 2001 of 3.9 years. Options are granted from time to time and vest over three- to four-year periods. Changes in the granted and outstanding share options were as follows:

(millions of options)	2001	2000	1999
Outstanding at beginning of year	16.9	15.2	13.9
Granted at a weighted average price of C$26.85 per share (2000 — C$22.92, 1999 — C$26.87)	1.3	4.4	2.8
Cancelled at a weighted average price of C$30.16 per share (2000 — C$31.75, 1999 — C$30.85)	(0.7)	(2.6)	(1.2)
Exercised at a weighted average price of C$17.31 per share (2000 — C$17.26, 1999 — C$21.12)	(1.2)	(0.1)	(0.3)
Outstanding at end of year — weighted average price of C$25.55 (2000 — C$25.04, 1999 — C$26.74)	16.3	16.9	15.2
Outstanding at end of year consists of:			
Price range C$15.00 – C$23.75; weighted average C$20.47 (2000 — C$20.02, 1999 — C$16.96); weighted average remaining life of 4.1 years at December 31, 2001	6.9	8.2	4.0
Price range C$24.29 – C$35.80, weighted average C$29.26 (2000 — C$29.75, 1999 — C$30.26); weighted average remaining life of 3.7 years at December 31, 2001	9.4	8.7	11.2
	16.3	16.9	15.2
Exercisable at end of year consists of:			
Price range C$15.00 – C$23.75; weighted average C$18.99 (2000 — C$16.95, 1999 — C$16.95)	4.2	3.9	4.0
Price range C$24.29 – C$35.80; weighted average C$30.11 (2000 — C$30.42, 1999 — C$31.01)	7.2	5.6	4.4
	11.4	9.5	8.4

On January 9, 2002 the Corporation granted an additional 1.2 million share options at a weighted average exercise price of C$27.12.

18 Employee Benefit Plans

a. 401(k) Plans

The TrizecHahn USA Employee 401(k) Plan and the TrizecHahn Developments Employee 401(k) Plan (the "401(k) Plans") were established to cover eligible employees of THUSA and THDI and employees of any designated affiliates. The 401(k) Plans permit eligible persons to defer up to 20% of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plans. In 2001, THUSA and THDI match dollar for dollar employee contributions to the 401(k) Plans up to 5% of employees' annual compensation not to exceed $6.4 thousand. The Corporation incurred expense for the year ended December 31, 2001 of approximately $2.1 million (December 31, 2000 — $2.6 million), related to the 401(k) Plans.

b. Deferred Compensation Plan

On February 1, 1998, the Corporation commenced a deferred compensation plan for a select group of U.S. management and highly compensated employees. Under the plan employees are permitted to defer up to 100% of their base salary and/or bonus on a pre-tax basis and to notionally invest the deferred amount in various investment options. Additionally, the Corporation may make discretionary contributions under the plan on behalf of participants. Upon completion of a minimum deferral period of four years, participants' may elect to release a portion of the deferred amount. In connection with the deferred compensation plan, a grantor trust has been established and contributions are made to the trust in amounts equal to participants' deferrals and any discretionary contributions. Amounts deferred, and discretionary contributions if any, are expensed as funded. At December 31, 2001, the Corporation has assets, included in prepaid expenses, together with an equal amount in accrued liabilities of $2.8 million (December 31, 2000 — $3.1 million) representing the contributions to the plan, and obligations to the employees.

19 Differences from United States Accounting Principles

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States as described below. The approximate effect of these principal differences on the Corporation's balance sheets and statements of income (loss) are quantified below and described in the accompanying notes. There are no differences which affect the statements of cash flows.

I. Incremental Impact on Net Income (Loss)

For the years ended December 31	Note	2001	2000	1999
Net income (loss) as reported		**$ (417.9)**	190.7	51.5
Building depreciation	a	**(1.9)**	(2.3)	–
Gain (loss) on sale of properties and provision for losses	a	**(1.1)**	(22.4)	—
Provision for losses from securities investments	b	**4.2**	–	–
Derivative losses	b	**(0.1)**	–	–
Cost of early debt retirement	c	**18.0**	–	20.0
Income taxes	d	**2.0**	(47.8)	(1.7)
Income (loss) under U.S. GAAP before extraordinary item and cumulative effect of a change in accounting policy		**(396.8)**	118.2	69.8
Cost of early debt retirement	a,c	**(18.0)**	(7.6)	(20.0)
Income (loss) under U.S. GAAP before cumulative effect of a change in accounting policy		**(414.8)**	110.6	49.8
Cumulative effect of a change in accounting policy, net of tax	b	**7.5**	–	–
Net income (loss) under U.S. GAAP		**$ (407.3)**	110.6	49.8
Per share amounts				
Income (loss) per share before extraordinary item and cumulative effect of a change in accounting policy				
Basic		**$ (2.67)**	0.77	0.45
Diluted		**$ (2.67)**	0.76	0.44
Income (loss) per share before cumulative effect of a change in accounting policy				
Basic		**$ (2.79)**	0.72	0.32
Diluted		**$ (2.79)**	0.71	0.32
Net income (loss) per share				
Basic		**$ (2.74)**	0.72	0.32
Diluted		**$ (2.74)**	0.71	0.32
Weighted average number of shares outstanding during the year (in millions)				
Basic		**148.6**	154.2	155.3
Diluted		**148.6**	155.2	157.7

The principal differences itemized above are all non-cash in nature.

II. Consolidated Statements of Comprehensive Income (Loss)

U.S. GAAP requires that a Statement of Comprehensive Income (Loss) be presented reporting the non-shareholder related transactions that have affected shareholders' equity during the period.

For the years ended December 31	Note	2001	2000	1999
Net income (loss) under U.S. GAAP		$ (407.3)	110.6	49.8
Other comprehensive income items, before tax				
Foreign currency translation adjustment		(12.0)	(44.5)	(11.3)
Foreign currency translation recognized in net income		33.3	71.4	–
Unrealized loss on investment in Barrick:	b			
Unrealized loss arising during the year		–	(39.7)	(54.9)
Reclassification adjustment for the cumulative effect of a change in accounting policy included in income		378.7	–	–
Unrealized loss on investments in warrants:	b			
Unrealized loss on investments in warrants arising during the year		–	(4.2)	–
Reclassification adjustment for the cumulative effect of a change in accounting policy included in income		4.2	–	–
Unrealized derivative gains:	b			
Transition adjustment relating to interest rate contracts		4.1	–	–
Effective portion of interest rate contracts		4.0	–	–
Comprehensive income (loss) before tax		5.0	93.6	(16.4)
Tax on other comprehensive income items		(25.8)	14.7	18.4
Comprehensive income (loss)		$ (20.8)	108.3	2.0

III. Consolidated Balance Sheets

The incorporation of the differences in accounting principles into the consolidated balance sheets as at December 31, 2001 and 2000 results in the following balance sheets presented under U.S. GAAP.

	2001	2000
Properties	$ 6,107.7	6,141.5
Cash and short-term investments	484.4	399.0
Investments	568.0	658.7
Other assets	568.2	406.8
	$ 7,728.3	7,606.0
Long-term debt	$ 4,152.9	3,610.6
Exchangeable debentures	683.8	890.9
Accounts payable and accrued liabilities	551.6	652.4
Future income taxes	143.4	195.8
Shareholders' equity	2,196.6	2,256.3
	$ 7,728.3	7,606.0

The following is a reconciliation of Shareholders' equity incorporating the differences between Canadian and U.S. GAAP.

	Note	2001	2000
Shareholders' equity under Canadian GAAP		$ 1,618.2	2,053.9
Cumulative adjustments to net income		(17.9)	(28.5)
Canadian GAAP change in accounting policy for income taxes (Note 2c)		111.4	111.4
Accumulated other comprehensive income items			
Investment in Barrick	b	478.1	122.3
Other investments	b	–	(2.8)
Interest rate contracts	b	6.8	–
Shareholders' equity under U.S. GAAP		$ 2,196.6	2,256.3

IV. Notes to the Differences from U.S. Accounting Principles

a. Building depreciation, gain on sale of properties, net, and provision for loss on properties

Under U.S. GAAP, building depreciation, gain on sale of properties, and provision for losses on properties are affected as the result of the increased carrying values of certain properties. This difference resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes (see d. Income taxes — below). The tax effect of these basis differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP the tax effect was charged to retained earnings on implementation of CICA Handbook section 3465 (see Note 2c).

The difference in carrying values resulted in an increase in building depreciation expense of $1.9 million in 2001 (2000 — increase of $2.3 million) and a net decrease in the gain (loss) on sale of properties and provision for loss of $1.1 million in 2001 (2000 — $22.4 million), under U.S. GAAP.

Under Canadian GAAP, the gain on the sale of properties during 2000 is net of debt prepayment expenses of approximately $12.5 million. Under U.S. GAAP, these costs must be reclassified as an extraordinary item ($7.6 million, net of tax).

b. Derivative instruments, investments and change in accounting policy

The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS No. 133"), as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation's consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of income (loss). For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur, and the ineffective portions are recognized in the statement of operations. On adoption of this standard a cumulative effect of change in accounting policy was recorded as a credit to income in the amount of $7.5 million net of tax. The components that make up this amount are discussed below.

i. Investment in Barrick and exchangeable debentures

For U.S. GAAP purposes, under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the investment in Barrick is considered as an investment "available-for-sale" and is required to be carried at market value. Prior to January 1, 2001, changes in the quoted market value of this investment were reflected in other comprehensive income (loss).

The quoted market value for the investment in Barrick was approximately $496.3 million at December 31, 2000 (1999 — $536.0 million), resulting in a cumulative increase in accumulated other comprehensive income of $122.3 million (1999 — $148.7 million), net of a future tax liability of $61.5 million (1999 — $74.8 million).

At December 31, 2001, the U.S. GAAP book value of the Barrick shares includes a 1994 dilution gain of $26.3 million (2000 and 1999 — $26.3 million) based on the U.S. GAAP method of valuing shares issued as consideration.

Under Canadian GAAP, the Corporation accounts for the exchangeable debentures as a hedge of changes in the fair value of the underlying Barrick shares with no requirement to fair value the components through net income. Under SFAS No. 133, the corporation has designated the derivative instrument embedded in the exchangeable debentures as a fair value hedge of changes in the price of the Barrick shares. The Corporation anticipates that the hedge will be highly effective and accordingly, changes in the fair value of the Barrick shares and the offsetting changes in the fair value of the derivative instrument embedded in the exchangeable debentures are recorded through net income.

On January 1, 2001, upon adoption of SFAS No. 133, the fair value of the embedded derivative instrument was $187.5 million and was recorded, net of tax of $62.7 million, as part of the transitional adjustment to net income. This resulted in the recognition of an asset and an increase to net income. Prior to the adoption of the standard, all changes in the value of the Barrick shares were recorded in other comprehensive income. Upon implementation, a loss of $378.7 million ($252.0 million, net of tax) was removed from other comprehensive income and recorded as part of the transitional adjustment, as this represents the change in fair value of the Barrick shares subsequent to the original issuance of the exchangeable debentures to the date of adoption of SFAS No. 133. In addition, the carrying value of the exchangeable debentures was reduced by $207.1 million to $683.8 million, which represents the face value of the debentures. This reduction, net of tax of $69.3 million, has also been recorded as a component of the transitional adjustment to net income. All of the transitional adjustments described above have resulted in a cumulative increase to net income of $15.9 million ($10.6 million, net of tax).

The amount remaining in accumulated other comprehensive income at December 31, 2001 of $562.6 million ($478.1 million, net of tax) represents the unrealized gain on the investment in Barrick at the original issuance of the exchangeable debentures. When a realization of the investment in Barrick takes place, any gain or loss remaining in accumulated other comprehensive income relating to the investment in Barrick will be reclassified to net income. As a result of measuring income taxes at enacted rates as required under U.S. GAAP (see Note d), future income taxes on other comprehensive income relating to this unrealized gain were reduced by $103.8 million for the year ended December 31, 2001.

At December 31, 2001, the quoted market value of the investment in Barrick was approximately $483.3 million. For the year ended December 31, 2001, the fair value of the embedded derivative instrument increased by $13.0 million ($11.0 million, net of tax), to $200.5 million, which was offset by a corresponding decrease in the fair market value of the investment in Barrick of $13.0 million ($11.0 million, net of tax).

ii. Interest rate protection agreements

The Corporation uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Prior to January 1, 2001 the Corporation accounted for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments were not adjusted to reflect their current market values. Any amounts receivable or payable arising from interest rate cap contracts were recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts were deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts were recognized as adjustments to interest expense.

Upon adoption of SFAS No. 133, the Corporation recorded an asset of $4.8 million (included in other assets) and a liability of

$0.7 million (included in accounts payable and accrued liabilities) related to the fair values of these agreements. In addition, the Corporation expensed deferred charges of $0.3 million related to these agreements. These adjustments were reflected, after tax, as a charge to net income of $0.3 million and an increase in other comprehensive income of $2.7 million, as cumulative effects of a change in accounting principle.

For the year ended December 31, 2001, the Corporation recorded derivative losses of $0.1 million through the statement of operations, which included the total ineffectiveness of all cash flow hedges. In addition, the Corporation recorded unrealized derivative gains through other comprehensive income of $4.0 million ($3.3 million, net of tax). No material amounts are expected to be reclassified from other comprehensive income into earnings within the next twelve months.

iii. **Investments in warrants**

Prior to January 1, 2001, for U.S. GAAP purposes, the investments in warrants relating to certain building telecommunication and service provider investments were considered as investments "available-for-sale" and were required to be carried at market value with changes in the quoted market values recognized in other comprehensive income (loss). The quoted market values for these warrants amounted to approximately $2.7 million at December 31, 2000, resulting in a cumulative decrease to shareholders' equity of $2.8 million, net of a future tax recovery of $1.4 million.

Based on the terms of the warrant agreements, under SFAS No. 133 the warrants meet the definition of a derivative and accordingly must be marked to fair value with the impact reflected in the statement of income (loss). Upon adoption of SFAS No. 133, the Corporation reclassified the unrealized holding loss in respect of the warrants at January 1, 2001 of $4.2 million ($2.8 million, net of tax), from other comprehensive income (loss) to net income (loss) as a cumulative effect of a change in accounting principle. Accordingly, under U.S. GAAP, in 2001 the provision for losses from securities investments was decreased by $4.2 million.

c. **Cost of early debt retirement (Note 6)**

Under U.S. GAAP, prepayment premiums, the write-off of unamortized deferred financing costs and other costs for the early retirement of debt are considered extraordinary items. Under Canadian GAAP, such items are included in net income.

d. **Income taxes**

The following are in addition to the consequential impact of deferred income taxes on differences previously noted.

Under Canadian GAAP, effective January 1, 2000 the Corporation follows the liability method of accounting for future income taxes (formerly deferred income taxes). The Canadian standard is now substantially similar to the U.S. GAAP standard for future income taxes. However, in accordance with the transitional provisions available under Canadian GAAP, the Corporation chose not to restate prior period financial statements on implementation of the standard, including the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. As permitted by the transitional provisions, an amount of $111.4 million was charged to retained earnings for Canadian GAAP (Note 2) in respect of future income tax liabilities recorded on implementation. This results in the carrying value of assets under U.S. GAAP being higher than under Canadian GAAP.

In accordance with the Canadian standard, current and future income tax assets and liabilities of the Corporation have been measured using income tax rates that are considered to be substantively enacted. Under U.S. GAAP, the current and future income tax assets and liabilities of the Corporation are required to be measured at enacted rates. This results in a net increase, under U.S. GAAP, in income taxes for the year of $4.7 million (2000 — decrease of $4.7 million; 1999 — $1.7 million). In addition, in 2001, historic tax liabilities relating to the Barrick shares were reduced due to lower enacted tax rates resulting in a decrease in income tax expense of $7.8 million.

In addition, under U.S. GAAP THUSA's net future tax liability at December 31, 2000 was lower than the corresponding liability under Canadian GAAP resulting in a reduced credit to the income statement upon THUSA's conversion to REIT status.

The future tax (assets) liabilities of the Corporation under U.S. GAAP are as follows:

	2001	2000
Canada and other		
Provision for losses and operating and capital losses	$ (147.3)	(75.8)
Investments, properties and related assets	188.1	173.3
Unremitted earnings of REIT subsidiary	11.6	37.1
	52.4	134.6
Valuation allowance	31.0	–
	83.4	134.6
United States		
Operating losses	–	(20.9)
Properties and related assets	60.0	82.1
	60.0	61.2
	$ 143.4	195.8

e. Proportionate consolidation

The accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation's ownership interest. Under U.S. GAAP, proportionate consolidation is not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. As permitted by the United States Securities and Exchange Commission ("SEC"), the effects of this difference in accounting principles are not reflected above.

f. Accounting for stock options (Note 17)

The Corporation accounts for certain of its stock option plans using the intrinsic value method. U.S. GAAP requires companies that follow this method to disclose the cost of stock compensation awards at their fair value, at the date the award is granted. The weighted average fair value of the options issued by the Corporation during 2001 is $6.39 per option (2000 — $6.18 per option; 1999 — $4.97 per option) based on a Black-Scholes model using the following assumptions: a 3-4 year expected term; a 29% to 30% expected volatility (2000 — 28% to 30%; 1999 — 26% to 27%); an expected dividend consistent with the current year actual dividend per share; and an expected interest rate of 3.5% to 4.9% (2000 — 4.9% to 6.8%; 1999 — 4.8% to 6.0%). Under U.S. GAAP, the pro forma cost of stock option compensation for the period ending December 31, 2001 would be $12.7 million (2000 — $4.1 million; 1999 — $17.2 million). This would result in a loss of $420.0 million or loss of $2.83 per share (2000 — net income of $106.5 million or net income of $0.69 per share; 1999 — net income of $32.6 million or net income of $0.21 per share).

g. Recent accounting pronouncements

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), Revenue Recognition, which outlines basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in the financial statements. The adoption of SAB No. 101 had no significant impact on the Corporation.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Corporation is currently assessing the impact of the adoption of this standard. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on July 1, 2002.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived

Assets". SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 requires long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Under SFAS No. 144, certain conditions are required to be met for a property to be classified as held for disposition. Under the transitional rules of the standard, properties held for disposition as at the date of adoption are required to satisfy these conditions within one year of adoption. Properties currently held for disposition that do not meet such conditions by December 31, 2002 will be required to be reclassified from held for disposition to held and used at that date. Reclassification, if any, is measured at the lower of the asset's carrying amount before it was classified as held for disposition, adjusting for any depreciation that would have been recognized had the asset been continuously classified as held and used, and fair value at the date of reclassification. The Corporation will adopt this standard on January 1, 2002 and expects no impact with respect to the adoption of this standard.

Management's Responsibility for Financial Information

The Corporation's consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the Board of Directors and management of the Corporation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgments based on currently available information.

The Corporation has developed and maintains a system of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The system is monitored by the Corporation's internal audit department and reviewed by the Audit Committee of the Board of Directors. The Corporation's chief internal auditor evaluates and reports on the effectiveness of the control system both to management and the Audit Committee of the Board of Directors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their audits and opinion on the consolidated financial statements.

Auditors' Report

To the Shareholders of TrizecHahn Corporation

We have audited the consolidated balance sheets of TrizecHahn Corporation as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
February 11, 2002

Comments by Auditors for United States Readers on Canada–United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in accounting principles that has a material effect on the comparability of the Corporation's consolidated financial statements, such as the changes described in Notes 2 and 19 to the consolidated financial statements. Our report to the shareholders dated February 11, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
February 11, 2002

Shareholder Information

Investor Relations
BCE Place, 181 Bay Street
Suite 3900, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 361-7200
Fax: (416) 364-1503

Toll free within Canada and the United States:
(800) 891-7017

E-mail: info@tzh.com
Web site: www.tzh.com

Contact
Dennis C. Fabro
Vice President, Investor Relations

Stock Exchange Listings
New York
Toronto

Trading Symbol
TZH

Shares (millions)

Outstanding at December 31, 2001	
Subordinate Voting	141.8
Multiple Voting	7.5
Total	149.3

Closing Price of Shares

At December 31, 2001	
New York Stock Exchange	U.S.$15.70
The Toronto Stock Exchange	C$25.25

For information regarding Trizec Properties, Inc., contact:
Investor Relations
1114 Avenue of the Americas
31st Floor
New York, NY 10036
Telephone: (212) 382-9300
Fax: (212) 382-9359

Toll-free within Canada and the United States:
(800) 891-7017

E-mail: investor.relations@trz.com
Web site: www.trz.com

Dennis C. Fabro
Senior Vice President, Investor Relations

Form 40-F
The annual report on Form 40-F is filed with the United States Securities and Exchange Commission. This report will be made available to shareholders, without charge, upon written request to the Corporate Secretary of TrizecHahn.

Transfer Agent and Registrar
Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Answerline™: (416) 643-5500
Toll free throughout North America: (800) 387-0825
E-mail: inquiries@cibcmellon.ca

Shareholder Information

Share Trading by Quarter

	New York Stock Exchange			The Toronto Stock Exchange		
2001	Share Volume (millions)	High	Low	Share Volume (millions)	High	Low
First	**16.5**	**U.S.$17.10**	**U.S.$14.50**	**13.4**	**C$25.80**	**C$22.35**
Second	**15.1**	**18.34**	**14.83**	**12.8**	**28.05**	**23.00**
Third	**13.7**	**19.30**	**15.25**	**14.0**	**29.75**	**24.30**
Fourth	**15.9**	**18.60**	**14.57**	**13.2**	**29.10**	**23.25**
For the year	**61.2**	**19.30**	**14.50**	**53.4**	**29.75**	**22.35**
2000						
First	14.6	U.S.$17.38	U.S.$12.75	13.1	C$25.75	C$18.50
Second	16.2	18.19	14.63	14.5	26.85	21.25
Third	20.7	18.50	14.63	16.0	27.50	21.75
Fourth	18.5	17.19	13.25	11.8	25.80	20.10
For the year	70.0	18.50	12.75	55.4	27.50	18.50
1999						
First	9.9	U.S.$21.88	U.S.$18.06	16.8	C$32.60	C$27.00
Second	11.3	22.81	18.06	16.7	33.40	26.90
Third	7.6	20.56	18.19	20.7	30.60	27.50
Fourth	10.5	20.06	15.50	11.0	29.60	22.85
For the year	39.3	22.81	15.50	65.2	33.40	22.85
1998						
First	10.4	U.S.$25.13	U.S.$21.75	18.2	C$36.00	C$31.20
Second	8.9	24.69	20.50	14.5	34.85	29.90
Third	14.0	21.50	16.63	18.6	34.95	25.65
Fourth	7.1	21.63	16.13	15.9	32.95	25.25
For the year	40.4	25.13	16.13	67.2	36.00	25.25

Directors and Officers

Directors

Howard L. Beck, Q.C. (a) (b)
Toronto, Ontario
Chairman
Wescam Inc.

C. William D. Birchall (c)
Nassau, Bahamas
Vice Chairman
TrizecHahn Corporation

John A. (Ian) Craig
Ottawa, Ontario
Corporate Director

Christopher Mackenzie (c)
New York, New York
President, Chief Executive Officer
and Deputy Chairman
TrizecHahn Corporation

The Right Honourable
Brian Mulroney (b)
Montreal, Quebec
Senior Partner
Ogilvy Renault

Anthony Munk
Toronto, Ontario
Vice President
Onex Corporation

Peter Munk (c)
Toronto, Ontario
Chairman
TrizecHahn Corporation

Joseph L. Rotman (a)
Toronto, Ontario
Executive Chairman
Clairvest Group Inc.

Glenn J. Rufrano (b) (c)
New York, New York
President and
Chief Executive Officer
New Plan Excel Realty Trust, Inc.

Peter C.C. Sidebottom
London, England
Managing Director, Europe

Richard M. Thomson (a)
Toronto, Ontario
Corporate Director

Gregory C. Wilkins (c)
Toronto, Ontario
Vice Chairman
TrizecHahn Corporation

(a) Member of the Audit Committee
(b) Member of the Compensation, Nominating and Corporate Governance Committee
(c) Member of the Executive Committee

Officers

Peter Munk
Chairman

Christopher Mackenzie
President, Chief Executive Officer
and Deputy Chairman

C. William Birchall
Vice Chairman

Gregory C. Wilkins
Vice Chairman

J. Douglas Bradley
Managing Director,
Corporate Development

Gregory F. Hanson
Executive Vice President and
Chief Financial Officer

Lee H. Wagman
Executive Vice President

Casey R. Wold
Executive Vice President

Robin A. Campbell
Senior Vice President,
General Counsel and
Corporate Secretary

Colin J. Chapin
Senior Vice President,
Taxation

Luigi L. Favit
Senior Vice President and
Controller

Richard W. Matthews
Senior Vice President,
Public Relations and
Corporate Communications

Norman W.V. Purves
Senior Vice President,
Development

Theodore W. Chivers
Vice President,
Human Resources

Robert H.B. McFarlane
Vice President,
Chief Internal Auditor

Joanne E. Ranger
Vice President and
Assistant Controller

Dennis C. Fabro
Vice President,
Investor Relations

Michael R. Laplante
Treasurer

Peter C.C. Sidebottom
Managing Director, Europe

Corporate Information

TrizecHahn Corporation
BCE Place, 181 Bay Street
Suite 3900, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 361-7200

Foward-Looking Statements

This Annual Report contains forward-looking statements relating to TrizecHahn's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and TrizecHahn undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which TrizecHahn's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to TrizecHahn, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in TrizecHahn's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and TrizecHahn's Annual Information Form and Management Information Circular filed with the Canadian securities regulators.

TrizecHahn
CORPORATION